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As filed with the SEC on December 21, 2004

Registration No. 333-[          ]

SECURITIES AND EXCHANGE COMMISSION

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INDEPENDENCE BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

South Carolina (State or other Jurisdiction of Incorporation or Organization)	6021 (Primary Standard Industrial Classification Code Number)	[20-1734180] (I.R.S. Employer Identification No.)

420 North Pleasantburg Drive Greenville, South Carolina (864) 232-4709 (Address and Telephone Number of Intended Principal Place of Business)

Lawrence R. Miller Chief Executive Officer P. O. Box 1776 Greenville, South Carolina (864) 232-4709 (Name, Address, and Telephone Number of Agent For Service)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:
Neil E. Grayson, Esq. Nelson Mullins Riley & Scarborough, L.L.P. Poinsett Plaza, Suite 900 104 South Main Street Greenville, South Carolina 29601 (864) 250-2235

        Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after this Registration Statement becomes effective. If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.     ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.     ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.     ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Offering Aggregate Price	Amount of Registration Fee

Common Stock, $.01 par value	2,910,000	$10.00	$29,100,000	$3,425.07

Warrants	410,000	$0	$0	$0

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

PROSPECTUS

INDEPENDENCE BANCSHARES, INC.

A proposed bank holding company for

Insert Independence National Bank Logo here.

2,500,000 Shares of Common Stock
$10.00 per share

        We are offering shares of common stock of Independence Bancshares to fund the start-up of a new community bank, Independence National Bank. We are currently obtaining regulatory approval for the bank and expect to open the bank in the second quarter of 2005. Independence Bancshares will be the holding company and sole owner of the bank. The bank will be headquartered in Greenville, South Carolina. This is our first offering of stock to the public, and there is no public market for our shares. The minimum purchase requirement for investors is 100 shares and maximum purchase amount is 50,000 shares, although we may at our discretion accept subscriptions for more or less. The shares will be sold primarily by our officers and directors.

        Initially, there will be no established market for our common stock. After the offering, we would need a sponsoring broker-dealer to match buy and sell orders for our common stock in order to be listed on the OTC Bulletin Board. We currently do not have, and we are uncertain when we will have, a sponsoring broker-dealer for our common stock. We do not expect a liquid market for our common stock to develop for several years, if at all.

        Our directors and executive officers intend to purchase at least 749,000 shares in this offering, for a total investment of $7,490,000. They may purchase more, including up to 100% of the offering amount. Our organizers will receive warrants to purchase one share of common stock for $10.00 per share for every one share they purchase in the offering, up to a maximum of 25,000 shares per organizer. Each warrant will have a term of 10 years. If each organizer exercises his or her warrants in full and we do not issue any other shares, our organizers and executive officers will own 61% of our outstanding stock based on the minimum offering and 40% based on the maximum offering. We describe the warrants in more detail in the "Management—Stock Warrants" section on page .

        The offering is scheduled to end on March 31, 2005, but we may extend the offering until December 31, 2005, at the latest. This offering will be conducted on a best efforts basis. All of the money which we receive from investors who are not also our organizers will be placed with an independent escrow agent that will hold the money until (1) we sell at least 1,500,000 shares (including sales to our organizers) and (2) we receive preliminary approval from our bank regulatory agencies for the new bank. If we do not meet these conditions before the end of the offering period, we will return all funds received to the subscribers promptly, without interest. Once we accept your subscription, you may not revoke it without our consent. Funds received from our organizers will be immediately available to pay pre-opening expenses of the holding company and the bank. The following table summarizes the offering and the amounts we expect to receive.

	Per Share	Minimum Total 1,500,000 Shares	Maximum Total 2,500,000 Shares
Public Offering Price	$10.00	$15,000,000	$25,000,000

This is a new business. As with all new businesses, an investment will involve risks. It is not a deposit or an account and is not insured by the FDIC or any other government agency. You should not invest in this offering unless you can afford to lose some or all of your investment.

The risks of this investment are described under the heading "Risk Factors" beginning on page 5.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        , 2005

INDEPENDENCE BANCSHARES, INC.
ORGANIZERS

[insert pictures and logo here]

SUMMARY

We encourage you to read the entire prospectus carefully before investing.

Independence Bancshares, Inc. and Independence National Bank

        We incorporated Independence Bancshares in October 2004 to organize and serve as the holding company for Independence National Bank, a proposed new federally chartered national bank we are forming to be located in Greenville, South Carolina. Upon successful receipt of required regulatory approvals, the bank will engage in general commercial banking business. The primary focus and target market is to fulfill the financial needs of the small business owners, legal community, medical community, insurance agencies, and real estate developers, including clients involved in residential construction, acquisition/development, and clients owning and developing income producing properties primarily in the City of Greenville and the broader Greenville metropolitan area. We have filed applications with the Office of the Comptroller of the Currency to open the new bank and with the FDIC for deposit insurance. We will also file for approval by the Federal Reserve Board to become a bank holding company and acquire all of the stock of the new bank upon its formation. We expect to receive all final regulatory approvals and open for business in the second quarter of 2005. Until we receive these regulatory approvals, we cannot commence banking operations and generate any operational revenue. During this offering process, we have been, and will continue to, incur start-up expenses. We incurred a net loss of $254,109 for the period from our inception on May 17, 2004 through October 15, 2004.

Why We Are Organizing a New Bank in Greenville

        The Greenville metropolitan area, positioned on the internationally known I-85 corridor, is home to one of the nation's largest concentrations of international investment. With such significant investment and growth potential, the area's demographics have changed considerably over the past 10 years. The Cities of Fountain Inn, Greenville, Greer, Mauldin, Simpsonville, and Travelers Rest make up Greenville County. While the population in the City of Greenville has remained stable between 56,000 and 58,000 residents for several decades, the most dramatic numerical growth has occurred in Greer, Mauldin and Simpsonville, where dozens of new single—family developments and apartment communities have been constructed since 1980. No region in this country has the kind of economic growth and demographic growth as the South, and the Upstate region tends to "swim against the current," with a marked influx of new residents and businesses.

        Greenville County, South Carolina's largest county, has experienced a tremendous population boom over the past decade. With an average yearly growth rate of more than 1.9 percent over the past decade, Greenville County's 2005 population is estimated to stand at 395,760. By 2010, growth is expected to reach 420,910, and 472,480 by 2020. Greenville is one of the 10 counties that comprise the Upstate region, with a population of more than 1.2 million people. The five-county Metropolitan Statistical Area was the nation's 52nd largest metropolitan area in 1999. One-half of all families in the county exceed the median family income level, with the median family income in Greenville County measuring $54,900 in 2003. Income continues to grow substantially in the area with Greenville's median family income closing, in on the national median family income of $56,500.

        We believe the current market, as well as the prospects for the future along the metropolitan I-85 corridor, present an excellent opportunity for a locally owned and operated financial institution in Greenville, South Carolina. A primary reason for our efforts in forming the bank lie in our belief that a community-based bank, with a personal focus, can better identify and serve local relationship banking needs than can a branch or subsidiary of larger outside banking organizations. Our organizers have extensive business experience and contacts in the market which we believe will create immediate business opportunities for the bank.

        We intend to use our "closeness" to the market via local ownership, quick response time, pricing discretion, person to person relationships and an experienced, well known senior management team in leveraging our entry into the greater Greenville area while looking for ways to differentiate the bank from its competition. We expect the location of the bank alone to generate substantial retail/consumer traffic and intend to use our contacts throughout the region to generate commercial lending opportunities. We plan to pursue small business and specialized consumer loan opportunities which should help us illustrate our commitment to community reinvestment. We plan to maintain enough flexibility to modify our products and services to accommodate the changing needs of our customers and also to realize our full profit potential. However, no assurance can be given that economic conditions will remain favorable in our market or that we successfully achieve or maintain profitability in the future.

Our Organizers, Board of Directors, and Management

        We were founded and organized by 17 business leaders, most of whom have lived in Greenville for many years. We believe our organizers' long-standing ties to their communities and their significant business experience will provide Independence National Bank with the ability to effectively assess and address the needs of our proposed market area. The board of directors includes several members that have many years of hands on banking experience. The organizers believe that this experienced board will combine with the equally extensive banking experience of Lawrence R. "Larry" Miller, the proposed chief executive officer, to deliver high quality banking services to the community. These organizers are also community leaders and serve on numerous charitable and service organizations throughout Greenville County. Our organizers include the following:

•	Robert M. Austell	•	William R. Mathis
•	John W. Burnett	•	Lawrence R. Miller
•	Robert M. Carpenter	•	Sudhirkumar C. Patel
•	Billy J. Coleman	•	Hasmukh P. Rama
•	Jose De Ocampo	•	W. Ray Samuels
•	Robert E. Hamby, Jr.	•	Charles D. Walters
•	H. Neel Hipp, Jr.	•	Roger W. Walters
•	James D. King	•	Vivian A. Wong
•	Paul P. Lam

        Our management team consists of the following:

  •
  Larry Miller is our chief executive officer. He has over 33 years of banking experience, all in the Greenville County area. He most recently served as Greenville market chief executive officer for SouthTrust Bank. Prior to his employment with SouthTrust Bank, Mr. Miller served in various management positions with BB&T, Southern Bank and Trust, and South Carolina National Bank.

  •
  David L. Shelnutt is our chief credit officer. Mr. Shelnutt has over 33 years of banking experience, including 15 years in Greenville County. He most recently served as senior vice president and site manager for the business lending group for Wachovia Bank, N.A. Prior to his employment with Wachovia Bank, Mr. Shelnutt served as a vice president for C & S National Bank of South Carolina.

  •
  Kimberly D. Barrs is our chief financial officer. She has over 10 years of banking and public accounting experience. She previously served as chief financial officer for First National Bank of the Carolinas. Prior to joining First National Bank of the Carolinas, Ms. Barrs served community banks in South Carolina as an audit senior manager with KPMG LLP.

Products and Services

        We plan to offer most of the products and services offered by larger banks by utilizing modern delivery systems coupled with personalized service. Our lending services will include consumer loans and lines of credit, commercial and business loans and lines of credit, residential and commercial real estate loans, and construction loans. We expect that our initial legal lending limit will be approximately $1,687,500 immediately following the offering. We will competitively price our deposit products, which will include checking accounts, savings accounts, money market accounts, certificates of deposit, commercial checking accounts, and IRAs. We will also provide cashier's checks, credit cards, tax deposits, traveler's checks, direct deposit, and United States savings bonds. We intend to deliver our services though a variety of methods, including an ATM, on-line banking, banking by mail, courier services and drive-through banking.

The Offering and Ownership by Management

        We believe our bank regulators will require us to capitalize Independence National Bank with at least $12,000,000. Therefore, we plan to sell a minimum of 1,500,000 shares and a maximum of 2,500,000 shares in the offering, all at $10.00 per share. We determined the minimum number of shares to be sold in the offering based upon the amount of capital our bank regulators have indicated that they will require for us to commence operations, and based upon our need for additional capital for related expenses. We seek an additional $3,000,000 in capital to pay organizational and offering expenses of the holding company, to repay a loan used to finance the purchase of land for a future main office site, and to provide general working capital for the holding company. We determined the $10.00 per share stock price arbitrarily because it is the usual price for new community bank stock offerings. Our organizers and executive officers intend to purchase at least 749,000 shares, which represents approximately 50% of the shares outstanding if we complete the minimum offering and approximately 30% of the shares outstanding if we complete the maximum offering. To compensate our organizers for their financial risk and efforts in organizing the bank, they will receive warrants to purchase one share of common stock for $10.00 per share for every one share they purchase in this offering, up to a maximum of 25,000 shares per organizer. If each organizer exercises his or her warrants in full and we do not issue any other shares, our organizers and executive officers will own 61% of our outstanding stock if we complete the minimum offering and 40% if we complete the maximum offering. We intend to sell most of the remaining shares to individuals and businesses in Greenville County who share our desire to support a new local community bank.

Funds from Irrevocable Subscriptions Will be Placed in Escrow

        We cannot open the bank without regulatory approvals. Therefore, we will place all of the proceeds from investors in this offering with an independent escrow agent, The Bankers Bank. You may not revoke your subscription once we accept it. The escrow agent will hold these funds until we raise $15,000,000 and receive preliminary regulatory approvals to open the bank, obtain deposit insurance, and form a bank holding company to own all of the stock of the bank. In October 2004, we filed an application with the Office of the Comptroller of the Currency to open the bank and an application with the FDIC for deposit insurance. We expect to receive preliminary approval for these applications in the first quarter of 2005. Once we receive these preliminary approvals, we will file an application with the Federal Reserve to form a bank holding company. We expect to receive all preliminary regulatory approvals by the second quarter of 2005. We currently intend to close the offering by March 31, 2005, but may extend the offering up to December 31, 2005. If we fail to meet these conditions by the close of the offering, we will promptly refund your subscription in full, without interest, and will use the investments by our founding organizers to pay expenses and liquidate the company.

Market for the Shares

        Initially, there will be no established market for our common stock. After the offering, we would need a sponsoring broker-dealer to match buy and sell orders for our common stock in order to be listed on the OTC Bulletin Board. We currently do not have, and we are uncertain when we will have, a sponsoring broker-dealer for our common stock. Even if we secure a broker-dealer, the trading markets on the OTC Bulletin Board lack the depth, liquidity, and orderliness necessary to maintain a liquid market in our common stock. For these reasons, we do not expect a liquid market for our common stock to develop for several years, if at all.

Use of Proceeds

        We will use the first $12,000,000 we raise in this offering to capitalize Independence National Bank. This is the amount of capital we believe our banking regulators will require for us to open the bank. We will use the remaining net proceeds of the offering at the holding company level to pay organizational and offering expenses of the holding company, to repay a loan used to finance the purchase of land for a future main office site, and to provide general working capital for the holding company. For more detailed information see "Use of Proceeds" beginning on page    .

We Do Not Initially Plan to Pay Dividends

        Because we are a new business, we will not pay dividends in the foreseeable future. We intend to use all available earnings to fund the continued operation and growth of the bank.

Location of Offices

        Our main office will be located at the intersection of East Washington and Mordecai Streets in the former branch office of National Bank of South Carolina. Our address will be 500 East Washington Street, Greenville, South Carolina 29601. The site is in excess of one acre in size, and the building will be approximately 3,650 square feet. We will commence and complete renovations of this facility during the first quarter of 2005. On November 17, 2004, we purchased approximately one acre of land in downtown Greenville for approximately $1.2 million. This location has been chosen as the site for a new main office estimated to be built in 2008. We acquired rights to purchase this property after being assigned an option, at par, from Focus Investment Group, LLC, a business interest of one of our organizers, Vivian A. Wong. We are presently located at 420 North Pleasantburg Drive, Greenville, South Carolina 29607. Our mailing address is P.O. Box 1776, Greenville, SC 29602. Our telephone number is (864) 232-4709.

RISK FACTORS

        The following is a summary of the risks that we expect to encounter in starting and operating the new bank. An investment in our common stock involves a significant degree of risk and you should not invest in the offering unless you can afford to lose your investment. Please read the entire prospectus for a more thorough discussion of the risks of an investment in our common stock.

We are a new business and there is a risk we may not be successful.

        Neither Independence Bancshares nor Independence National Bank has any operating history. The operations of new businesses are always risky. Because Independence National Bank has not yet opened, we do not have historical financial data and similar information that would be available for a financial institution that has been operating for several years.

We expect to incur losses for at least our first two years, and there is a risk we may never become profitable.

        In order for us to become profitable, we will need to attract a large number of customers to deposit and borrow money. This will take time. We expect to incur large initial expenses and expect to incur losses for at least our first two years. Our future profitability is dependent on numerous factors including the continued success of the economy of the community and favorable government regulation. While the economy in this area has been strong in recent years, an economic downturn in the area would hurt our business. We are also a highly regulated institution. Our ability to grow and achieve profitability may be adversely affected by state and federal regulations that limit a bank's right to make loans, purchase securities, and pay dividends. Although we expect to become profitable in our third year, there is a risk that a deterioration of the local economy or adverse government regulation could affect our plans. If this happens, we may never become profitable and you will lose part or all of your investment.

If we cannot open the bank because we do not receive final regulatory approvals, we may dissolve and liquidate and you may receive a return of only a portion, if any, of your investment.

        We cannot begin operations until we receive all required regulatory approvals. We will not receive these approvals until we satisfy all requirements for new banks imposed by state and federal regulatory agencies. We expect to receive our preliminary regulatory approvals by the first quarter of 2005. Once we receive preliminary approvals from our regulators and raise the minimum offering amount, we intend to break escrow to fund our offering and operational efforts. We expect to receive final approvals by the second quarter of 2005, but it may take longer. If we ultimately do not receive final regulatory approvals, or if we do not open for any other reason after breaking escrow, we anticipate that we will dissolve the company and return to our investors all funds remaining after paying all expenses.

Any delay in opening Independence National Bank will result in additional losses.

        We intend to open the bank by the second quarter of 2005. If we do not receive all necessary regulatory approvals as planned, the bank's opening will be delayed or may not occur at all. If the bank's opening is delayed, our organizational and pre-opening expenses will increase. Because the bank would not be open and generating revenue, these additional expenses would cause our accumulated losses to increase.

We will depend heavily on Larry Miller and our business would suffer if something were to happen to him or if he were to leave.

        Our growth and development will largely be the result of the contributions of our chief executive officer, Larry Miller. The performance of community banks, like Independence National Bank, is often dependent upon the ability of executive officers to promote the bank in the local market area.

Mr. Miller has extensive and long-standing ties within our primary service areas and will provide us with an important medium through which to market our products and services. If we lose the services of Mr. Miller, he would be difficult to replace and our business and development could be materially and adversely affected. We have an employment agreement with Mr. Miller and expect to carry $1,000,000 of insurance on his life with $500,000 payable to the bank and $500,000 payable to his designated beneficiaries.

Because of our lack of a historical loan loss experience, we may underestimate our loan loss allowance and be required to decrease our net income or capital in order to increase it.

        Making loans and other extensions of credit will be essential elements of our business, and we recognize there is a risk that our loans or other extensions of credit will not be repaid. If our loans are not repaid, we will incur losses and be required to charge those losses against our allowance for loan losses. We will attempt to maintain an appropriate allowance for loan losses, but there is no precise method of predicting credit losses. Therefore, we will always face the risk that charge-offs in future periods will exceed our allowance for loan losses, and that additional increases in the allowance for loan losses will be required. Moreover, because we do not have any historical loan loss experience, the risk that we could underestimate the allowance actually needed may be greater than if we had historical information from which to derive our allowance. If we underestimate our loan loss allowance, we may be required by excessive loan losses in any period or by our bank regulators to increase it. Additions to our allowance for loan losses would result in a decrease of our net income and, possibly, our capital. If the additions to our allowance for loan losses deplete too much of our capital, our capital ratios could fall below regulatory standards, and our regulators could restrict or cease our operations and take control of our bank. See the "Proposed Business—Lending Activities—Allowance for Loan Losses" section beginning on page     for the factors we will use to determine our allowance, and the "Supervision and Regulation—Independence National Bank- Capital Regulations" section beginning on page     for information regarding our capital requirements.

Initially, there will be no public market for our shares, and we do not expect to have enough shareholders or outstanding shares after this offering to support an active trading market, even if we are eventually listed on a recognized trading exchange.

        Initially, there will be no established market for our common stock. We do not expect a liquid market for our common stock to develop for several years, if at all. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Because this a relatively small offering, we do not expect to have enough shareholders or outstanding shares to support an active trading market, even if we are eventually listed on a recognized trading exchange. After the offering, we would need a sponsoring broker-dealer to match buy and sell orders for our common stock in order to be listed on the OTC Bulletin Board. We currently do not have, and we are uncertain when we will have, a sponsoring broker-dealer for our common stock. Even if we secure a broker-dealer, the trading markets on the OTC Bulletin Board lack the depth, liquidity, and orderliness necessary to maintain a liquid market in our common stock. Accordingly, investors should consider the potential illiquid and long-term nature of an investment in our common stock. If investors attempt to sell their shares prior to an active trading market developing for our shares, it may be difficult to find buyers for their shares, and they may receive less than the $10.00 per share price they paid in this offering.

We do not intend to pay dividends for the foreseeable future for both regulatory and business reasons, which could prevent you from obtaining a profitable return on your investment.

        Bank holding companies and national banks are both subject to significant regulatory restrictions on the payment of cash dividends. In light of these restrictions and the need for us to retain and build capital, it will be our policy to retain earnings at least until all cumulative losses in our bank are recovered and it becomes profitable. Once our bank is cumulatively profitable, we still may not pay any dividends as our future dividend policy will depend on our earnings, capital requirements, regulatory

requirements, financial condition, and other factors that we consider relevant. See "Dividend Policy" on page     . Until we begin paying dividends, the only return you could realize from an investment in our shares would be profit from the sale of your shares if you sold them at a price in excess of $10.00 per share. However, there is no assurance that the value of our shares will increase or that there will be any liquid market in which you could sell your shares.

Our directors and executive officers will purchase a large percentage of our stock in the offering, which may allow them to control the company and affect our shareholders' ability to receive a premium for their shares.

        Our directors and executive officers intend to purchase at least 749,000 shares in this offering, for a total investment of $7,490,000. As a result, they will own approximately 50% of the shares outstanding if we complete the minimum offering or 30% of the shares outstanding if we complete the maximum offering. Additionally, each of the organizers will receive a warrant to purchase one share of common stock at $10.00 per share for every one share they purchase in the offering, up to a maximum of 25,000 shares per organizer. Each warrant will have a term of 10 years. If each organizer exercises his or her warrants in full, the directors' and executive officers' ownership of Independence Bancshares will increase to 61% if we complete the minimum offering or 40% if we complete the maximum offering. These amounts represent the minimum amount our organizers intend to purchase. They may purchase more, including up to 100% of the offering amount, especially if necessary to meet the minimum offering amount. As a result, this group will have significant influence over our affairs and policies. Additionally, we intend to adopt a stock option plan covering a number of shares not to exceed 15% of the total outstanding shares immediately following the offering. The plan will permit us to issue options from time to time to our employees and directors. If these options are exercised, our executive officers and directors will control a greater percentage of our common stock. Their voting power may be sufficient to control the outcome of director elections or block significant transactions affecting Independence Bancshares, including acquisitions. This could prevent shareholders from receiving a premium for their shares, which may be offered by a potential acquirer. See "The Offering—General" section on page    .

We determined the offering price of $10.00 arbitrarily and it will fluctuate once the shares become freely tradable after the offering.

        Because we do not have any history of operations, we determined the stock price arbitrarily. The offering price is essentially the book value of the shares prior to deduction for expenses of the offering and the organization of the bank. The offering price may not be indicative of the present or future value of the common stock. As a result, the market price of the stock after the offering may be more susceptible to fluctuations than it otherwise might be. The market price will be affected by our operating results, which could fluctuate greatly. These fluctuations could result from expenses of operating and expanding the bank, trends in the banking industry, economic conditions in our market area, and other factors that are beyond our control. If our operating results are below expectations, the market price of the common stock would probably fall.

We will face strong competition for customers from larger and more established banks, which could prevent us from obtaining customers, and may cause us to have to pay higher interest rates to attract customers.

        We will encounter strong competition from existing banks and other types of financial institutions operating in Greenville and the surrounding communities. Some of these competitors have been in business for a long time and have already established their customer base and name recognition. Most are larger than we will be and have greater financial and personnel resources than we will have. Some are large super-regional and regional banks, like Wachovia Bank, Bank of America, and Sun Trust Bank, and others are more established community banks, like Carolina First Bank, Summit Bank, and The Palmetto Bank. Some of these institutions offer services, including extensive and established branch networks and trust services, that we either do not expect to provide or will not provide for some time. Due to this competition, we may have to pay higher rates of interest to attract deposits. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that will apply to our bank. See "Proposed Business" on page            .

We may not be able to compete with our larger competitors for larger customers because our lending limits will be lower than theirs.

        We will be limited in the amount we can loan a single borrower by the amount of the bank's capital. The legal lending limit is 15% of the bank's capital and surplus. We expect that our initial legal lending limit will be approximately $1,687,500 immediately following the offering if we complete the minimum offering. Until the bank is profitable, our capital, and therefore our lending limit, will continue to decline. Our lending limit will be significantly less than the limit for most of our competitors and may affect our ability to seek relationships with larger businesses in our market area. We intend to accommodate larger loans by selling participations in those loans to other financial institutions.

The exercise of warrants and stock options will cause stock dilution and may adversely affect the value of our common stock.

        The organizers and officers may exercise warrants and options to purchase common stock, which would result in the dilution of your proportionate interests in us. Upon completion of the offering, we will issue to the organizers warrants to purchase one share of common stock at $10.00 per share for every one share they purchase in the offering, up to a maximum of 25,000 shares per organizer. Each warrant will have a term of 10 years. In addition, after the offering, we expect to adopt a stock option plan which will permit us to grant options to our officers, directors, and employees. We anticipate that we will initially authorize the issuance of a number of shares under the stock option plan not to exceed 15% of the shares outstanding after the offering. We do not intend to issue stock options with an exercise price less than the fair market value of the common stock on the date of grant.

We are subject to extensive regulation that could limit or restrict our activities.

        We will operate in a highly regulated industry and will be subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations will be costly and will restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We will also be subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

        The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The costs of being an SEC registered company are proportionately higher for small companies such as Independence Bancshares because of the requirements imposed by the Sarbanes-Oxley Act.

        The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. These regulations are applicable to our company. We expect to experience increasing compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" about us and our operations, performance, financial conditions, and likelihood of success. These statements are based on many assumptions and estimates. Our actual results will depend on a number of factors, including many that are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, identify forward-looking statements. We discuss what we believe are the most significant of these risks, uncertainties, and other factors under the heading "Risk Factors" beginning on page    of this prospectus. We urge you to carefully consider these factors prior to making an investment.

THE OFFERING

General

        We are offering a minimum of 1,500,000 shares and a maximum of 2,500,000 shares of our common stock at a price of $10.00 per share to raise between $15,000,000 and $25,000,000. We intend to impose a minimum purchase for any investor of 100 shares and a maximum purchase of 50,000 shares, although we reserve the right to accept subscriptions for more or fewer shares.

        Our organizers and executive officers intend to purchase at least 749,000 shares in the offering, for a total investment of $7,490,000. Although they have not promised to do so, the organizers may purchase additional shares in the offering, including up to 100% of the minimum offering. All shares purchased by the organizers will be for investment and not intended for resale. Because purchases by the organizers may be substantial, you should not assume that the sale of a specified minimum offering amount indicates the merits of this offering.

        We must receive your subscription for shares before midnight, Eastern Standard Time, on March 31, 2005, unless we sell all of the shares earlier or we terminate or extend the offering. We reserve the right to terminate the offering at any time or to extend the expiration date up to December 31, 2005. Extension of the expiration date will likely cause an increase in our expenses. We intend to inform all subscribers of any extensions of the offering, but we do not have to give you notice prior to the extension. If we extend the offering up to December 31, 2005, subscriptions we have already accepted will still be binding.

        All subscriptions will be binding on the investor and may not be revoked except with our consent. We reserve the right to cancel or reject any or all subscriptions before or after acceptance until the proceeds of this offering are released from escrow. We may also allocate shares among subscribers if the offering is oversubscribed. In deciding which subscriptions to accept, we may take into account many factors, including:

  •
  the order in which subscriptions are received;

  •
  a subscriber's potential to do business with or to direct customers to the bank; and

  •
  our desire to have a broad distribution of stock ownership.

        If we reject any subscription, or accept a subscription but subsequently elect to cancel all or part of the subscription, we will refund the amount remitted for shares for which the subscription is rejected or canceled. We will issue certificates for shares which have been subscribed and paid for promptly after we receive the funds out of escrow.

Conditions to the Offering and Release of Funds

        We will place all subscription proceeds received from investors who are not also organizers with The Bankers Bank, which will serve as an independent escrow agent. The escrow agent will hold these funds, and no shares will be issued, until:

  •
  We have accepted subscriptions and payment in full for a minimum of 1,500,000 shares at $10.00 per share (including subscriptions from our organizers, which do not have to be placed in escrow);

  •
  We have received preliminary approval from the Office of the Comptroller of the Currency to grant us a national bank charter;

  •
  We have received preliminary approval of the bank's application for deposit insurance from the FDIC; and

  •
  We have obtained preliminary approval from the Federal Reserve to acquire the stock of the bank.

If we terminate the offering or if the offering period expires before these conditions are satisfied, then:

  •
  We will cancel accepted subscription agreements and subscribers in the offering will not become shareholders;

  •
  The funds held in the escrow account will not be subject to the claims of any of our creditors or be available to defray the expenses of this offering; and

  •
  We will return the full amount of all subscription funds promptly to subscribers, without interest.

        The escrow agent has not investigated the desirability, advisability, or merits of a purchase of the shares. The escrow agent will invest escrowed funds in interest-bearing savings accounts, short-term United States Treasury securities, bank deposits, or other similar investments as we agree on with the escrow agent. We do not intend to invest the subscription proceeds held in escrow in instruments that would mature after the expiration date of the offering.

        If the conditions for releasing subscription funds from escrow are met and the funds are released but we do not receive final regulatory approval to operate the bank, or if the bank does not open for any other reason, our board of directors intends to propose that the shareholders approve a plan to liquidate, in which case our net assets, consisting primarily of the funds received in this offering, less the costs and expenses we have incurred, would be distributed to the shareholders other than the organizers, who will not receive any distribution until all other shareholders have received their initial investments.

Plan of Distribution

        Offers and sales of the common stock will be made by our officers and directors, who will be reimbursed for their reasonable expenses but will not receive commissions or other remuneration. We believe these officers and directors will not be deemed to be brokers or dealers under the Securities Exchange Act of 1934 due to Rule 3a4-1. We may also engage a broker to assist us in selling shares and may be required to utilize a broker in some states.

        We intend to sell most of our shares to individuals and businesses in the Upstate area of South Carolina who share our desire to support a new local community bank. Our marketing efforts will be focused on persons and businesses in Greenville County. Our organizers will also market our common stock to some of their personal contacts outside of this area. Our marketing will be accomplished through a combination of telephone calls, mail, and personal visits and meetings.

        Prior to this offering there has been no public market for the shares. We expect that a secondary market in our common shares may eventually develop, although we cannot be sure. In general, if a secondary market develops, the shares other than those held by affiliates will be freely transferable in the market. See "Description of Capital Stock—Shares Eligible for Future Sale" on page    .

How to Subscribe

        If you desire to purchase shares in this offering, you should:

  1.
  Complete, date, and execute the subscription agreement which you received with this prospectus;

  2.
  Make a check, bank draft, or money order payable to "The Bankers Bank, Escrow Agent for Independence Bancshares, Inc.," in the amount of $10.00 times the number of shares you wish to purchase; and

  3.
  Deliver the completed subscription agreement and check to Independence Bancshares at the following address:

      Mr. Larry Miller
      Independence Bancshares, Inc.
      420 North Pleasantburg Drive
      Greenville, South Carolina 29607

        If you have any questions about the offering or how to subscribe, please call Mr. Miller at (864) 232-4709, or any of our other organizers. If you subscribe, you should retain a copy of the completed subscription agreement for your records. You must pay the subscription price at the time you deliver the subscription agreement.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of $14,925,000 if we sell the minimum amount of 1,500,000 shares of common stock in the offering, and up to $24,925,000 if we sell the maximum amount of 2,500,000 shares of common stock in the offering, after deducting estimated offering expenses. We have funded our initial organizational expenses through non-interest-bearing advances from our organizers. We have also established lines of credit in the amount of up to $2.2 million at a rate of prime minus 0.25% to pay pre-opening expenses, including equipment, of the holding company and the bank prior to the completion of the offering. We have also borrowed $1.2 million at a rate of prime minus 0.25% to finance the purchase of approximately one acre of land in downtown Greenville. This location will be the site for a new main office estimated to be built in 2008. We intend to repay these organizer advances and pay off the line of credit and the land loan with the proceeds we receive from this offering. We believe that the minimum proceeds of $15,000,000 from the offering will satisfy the cash requirements for more than the next 12 months for both Independence Bancshares and Independence National Bank. The following two paragraphs describe the proposed use of proceeds by our holding company and our bank.

Use of Proceeds By Independence Bancshares

        The following table shows the anticipated use of the proceeds by Independence Bancshares. We describe the bank's anticipated use of proceeds in the following section. As shown, we will use $12,000,000 to capitalize the bank if we complete the minimum offering. We will also capitalize the bank with at least 50% of any amounts we raise in excess of the minimum offering. We will initially invest the remaining proceeds in United States government securities or deposit them with Independence National Bank. In the long-term, we will use these funds for operational expenses and other general corporate purposes, including the provision of additional capital to the bank, if necessary. We will also use the proceeds to repay a loan which was used to finance the purchase of approximately one acre of land in downtown Greenville as the site for a new main office estimated to be built in 2008. We may also use the proceeds to expand, for example opening a full service branch on the east side of Greenville County currently planned for 2008, and eventually, acquiring other financial institutions. We do not have any definitive plans for expansion.

	Minimum Offering 1,500,000 shares	Mid-Range Offering 2,000,000 shares	Maximum Offering 2,500,000 shares
Gross proceeds from offering	$15,000,000	$20,000,000	$25,000,000
Offering expenses of Independence Bancshares	$75,000	$75,000	$75,000
Repayment of loan used to finance the purchase of site for future main office	$1,200,000	$1,200,000	$1,200,000
Investment in capital stock of the bank	$12,000,000	$15,000,000	$20,000,000

Remaining proceeds	$1,725,000	$3,725,000	$3,725,000

Use of Proceeds by Independence National Bank

        The following table shows the anticipated use of the proceeds by Independence National Bank. All proceeds received by the bank will be in the form of an investment in the bank's capital stock by Independence Bancshares as described above. The estimated organizational and pre-opening expenses of the bank of $750,000 will be incurred from the stock offering period through the opening of the bank. We will pay for these expenses with our existing line of credit until we break escrow, a condition of which is attaining the minimum offering. Furniture, fixtures, and equipment will be capitalized and amortized over the life of the lease or over the estimated useful life of the asset. The bank will use the remaining proceeds to make loans, purchase securities, and otherwise conduct the business of the bank.

	Minimum Offering 1,500,000 shares	Mid-Range Offering 2,000,000 shares	Maximum Offering 2,500,000 shares
Investment by Independence Bancshares in the bank's capital stock	$12,000,000	$15,000,000	$20,000,000
Organizational and pre-opening expenses of the bank	$(750,000)	$(750,000)	$(750,000)
Furniture, fixtures and equipment	$(700,000)	$(700,000)	$(700,000)
Cost of lease and improvements of main office and site	$(200,000)	$(200,000)	$(200,000)

Remaining proceeds	$10,350,000	$13,350,000	$18,350,000

CAPITALIZATION

        The following table shows our capitalization as of October 15, 2004, and our pro forma consolidated capitalization as adjusted to give effect to the sale of the minimum and maximum number of shares in this offering, after deducting the expenses of the offering. Our capitalization as of October 15, 2004 reflects the purchase of 10 shares by Mr. Miller for $10.00 per share. We will redeem these shares after the offering. After the offering, we will have 2,500,000 shares outstanding if the maximum number of shares is sold. The "As Adjusted" column reflects our accumulated deficit through October 15, 2004. See "Use of Proceeds" above.

	October 15, 2004	As Adjusted For Minimum Offering	As Adjusted for Maximum Offering
Shareholder's Equity:
Common Stock, par value $.01 per share; 10,000,000 shares authorized; 10 shares issued and outstanding; 1,500,000 shares issued and outstanding as adjusted for the minimum offering; 2,500,000 shares issued and outstanding as adjusted for the maximum offering	$0	$15,000	$25,000
Preferred Stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	0	0	0
Additional paid-in capital	$100	$14,985,000	$24,975,000
Accumulated deficit	$(254,109)	$(254,109)	$(254,109)

Total shareholder's equity (deficit)	$(254,009)	$14,730,891	$24,720,891

DIVIDEND POLICY

        We expect initially to retain all earnings to operate and expand the business. It is unlikely that we will pay any cash dividends in the near future. Our ability to pay any cash dividends will depend primarily on Independence National Bank's ability to pay dividends to Independence Bancshares, which depends on the profitability of the bank. See "Supervision and Regulation—Independence National Bank—Dividends" on page    and "Supervision and Regulation—Independence National Bank—Capital Regulations" on page    . In addition to the availability of funds from the bank, our dividend policy is subject to the discretion of our board of directors and will depend upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OR PLAN OF OPERATION

General

        Independence Bancshares was incorporated on October 12, 2004 to organize and own all of the capital stock of Independence National Bank. From May 17, 2004 to October 12, 2004, the Company operated as PMCS, LLC. All activity and agreements of PMCS, LLC were assigned to Independence Bancshares, Inc. as of the date of incorporation. On October 4, 2004, our organizers filed applications with the Office of the Comptroller of the Currency to charter the bank as a national bank and with the FDIC to receive federal deposit insurance. Whether the charter is issued and deposit insurance is granted will depend upon, among other things, compliance with legal requirements imposed by the Office of the Comptroller of the Currency and the FDIC, including capitalization of the bank with at least a specified minimum amount of capital, which we believe will be $12,000,000. Following preliminary approval from the Office of the Comptroller of the Currency and the FDIC, we will file an application with the Federal Reserve to become a bank holding company, and this application must be approved before we can acquire the capital stock of the bank. We expect to receive all final regulatory approvals by the second quarter of 2005.

Financial Results

        As of October 15, 2004, we had total assets of $34,666, consisting primarily of cash and computer equipment. We incurred a net loss of $254,109 for the period from our inception on May 17, 2004 through October 15, 2004.

Expenses

        On completion of the offering and opening of the bank, we expect we will have incurred the following expenses:

  •
  $75,000 in expenses of the offering, which will be subtracted from the proceeds of the offering.

  •
  $750,000 in expenses to organize and prepare to open Independence National Bank, consisting principally of salaries, overhead and other operating costs, which will be charged against the income of Independence National Bank.

        Prior to our completion of this offering, these expenses have been funded by non-interest-bearing advances from our organizers and by establishing lines of credit in the amount of up to $2.2 million at a rate of prime minus 0.25% that are guaranteed by our organizers. We will use the proceeds of this offering to repay these organizer advances and the amounts due under our lines of credit. We anticipate that the proceeds of the offering will be sufficient to satisfy the corporation's financial needs for at least the next 12 months.

Offices and Facilities

        Our telephone number is (864) 232-4709 and we are presently located at 420 North Pleasantburg Drive, Greenville, South Carolina 29607. Our mailing address is P.O. Box 1776, Greenville, South Carolina 29602. Our main office will be located at the intersection of East Washington and Mordecai Streets in the former branch office of National Bank of South Carolina. Our address will be 500 East Washington Street, Greenville, South Carolina 29601. The site is in excess of one acre in size, and the building will be approximately 3,650 square feet. We will commence and complete renovations of this facility during the first quarter of 2005.

        On November 17, 2004, we purchased a one acre lot for approximately $1.2 million located on the corner of South Irvine Street and East Washington Street, in downtown Greenville, South Carolina. We financed this acquisition with a loan in the amount of $1,200,000 from The Bankers Bank at prime minus 0.25% that is guaranteed by our organizers. We will use the proceeds of this offering to repay this loan. Completion of construction of our permanent headquarters at this location is scheduled for 2008.

Liquidity and Interest Rate Sensitivity

        Independence National Bank, like most banks, will depend on its net interest income for its primary source of earnings. Net interest income is roughly the difference between the interest we charge on our loans and receive from our investments, our assets, and the interest we pay on deposits, our liabilities. Movements in interest rates will cause our earnings to fluctuate. To lessen the impact of these margin swings, we intend to structure our balance sheet so that we can reprice the rates applicable to our assets and liabilities in roughly equal amounts at approximately the same time. We will manage the bank's asset mix by regularly evaluating the yield, credit quality, funding sources, and liquidity of its assets. We will manage the bank's liability mix by expanding our deposit base and converting assets to cash as necessary. If there is an imbalance in our ability to reprice assets and liabilities at any point in time, our earnings may increase or decrease with changes in the interest rate, creating interest rate sensitivity. Interest rates have historically varied widely, and we cannot control or predict them. Despite the measures we plan to take to lessen the impact of interest rate fluctuations, large moves in interest rates may decrease or eliminate our profitability.

        We believe that the minimum proceeds of $12,000,000 from the offering will satisfy the cash requirements for at least 12 months for both Independence Bancshares and Independence National Bank. We will manage our liquidity by actively monitoring the bank's sources and uses of funds to meet cash flow requirements and maximize profits.

Capital Adequacy

        Capital adequacy for banks and bank holding companies is regulated by the Office of the Comptroller of the Currency, the Federal Reserve Board of Governors, and the FDIC. The primary measures of capital adequacy are risk-based capital guidelines and the leverage ratio. Changes in these guidelines or in our levels of capital can affect our ability to expand and pay dividends. Please see "Supervision and Regulation—Independence National Bank—Capital Regulations" on page    for a more detailed discussion.

PROPOSED BUSINESS

General

        We formally initiated activity to form Independence National Bank in May 2004 and incorporated Independence Bancshares as a South Carolina corporation in October 2004 to function as a holding company to own and control all of the capital stock of Independence National Bank. We initially will engage in no business other than owning and managing the bank.

        We have chosen this holding company structure because we believe it will provide flexibility that would not otherwise be available. Subject to Federal Reserve Board debt guidelines, the holding company structure can assist the bank in maintaining its required capital ratios by borrowing money and contributing the proceeds to the bank as primary capital. Additionally, a holding company may engage in non-banking activities that the Federal Reserve Board has deemed to be closely related to banking. Although we do not presently intend to engage in other activities, we will be able to do so with a proper notice or filing to the Federal Reserve if we believe that there is a need for these services in our market area and that the activities could be profitable.

        We filed an application with the Office of the Comptroller of the Currency on October 4, 2004 to organize the bank as a national bank and with the FDIC to obtain deposit insurance. We will also file an application with the Board of Governors of the Federal Reserve System for approval to become a bank holding company. Subject to receiving regulatory approval from these agencies, we plan to open the bank by the second quarter of 2005 and will engage in a general commercial and consumer banking business as described below. Final approvals will depend on compliance with regulatory requirements, including our capitalization of the bank with at least $12,000,000 from the proceeds of this offering.

Marketing Opportunities

        Service Area.    Our service area will consist of Greenville County, with a primary focus on the City of Greenville. Our main office will be located in Greenville one block off a major artery and will provide excellent visibility for the bank. Our anticipated expansion plans include opening a permanent main office strategically located in the City of Greenville in the third year of operation and a full service branch on the east side of Greenville in the fourth year of operation. This branch office will extend the market reach of our bank, and it will increase our personal service delivery capabilities to all of our customers. We plan to take advantage of existing contacts and relationships with individuals and companies in this area to more effectively market the services of the bank.

        Economic and Demographic Factors.    The Greenville metropolitan area, positioned on the internationally known I-85 corridor, is home to one of the nation's largest concentrations of international investment. With such significant investment and growth potential, the area's demographics have changed considerably over the past 10 years. The Cities of Fountain Inn, Greenville, Greer, Mauldin, Simpsonville, and Travelers Rest make up Greenville County. While the population in the City of Greenville has remained stable between 56,000 and 58,000 residents for several decades, the most dramatic numerical growth has occurred in Greer, Mauldin and Simpsonville, where dozens of new single—family developments and apartment communities have been constructed since 1980. No region in this country has the kind of economic growth and demographic growth as the South, and the Upstate region tends to "swim against the current," with a marked influx of new residents and businesses.

        Greenville County, South Carolina's largest county, has experienced a tremendous population boom over the past decade. With an average yearly growth rate of more than 1.9 percent over the past decade, Greenville County's 2005 population is estimated to stand at 395,760. By 2010, growth is expected to reach 420,910, and 472,480 by 2020. Greenville is one of the 10 counties that comprise the Upstate region, with a population of more than 1.2 million people. The five-county Metropolitan

Statistical Area was the nation's 52nd largest metropolitan area in 1999. One-half of all families in the county exceed the median family income level, with the median family income in Greenville County measuring $54,900 in 2003. Income continues to grow substantially in the area with Greenville's median family income closing in on the national median family income of $56,500.

        The Greenville market can be characterized by diverse economics, a large manufacturing base, growing jobs and population, a pro-business environment and rational banking competition. With these factors, we believe a new community bank can have excellent market penetration and will be well received by both the business and consumer/retail sectors. We believe that Greenville is the economic engine of the Palmetto State. From Clemson University's work in nanotechnology and fiber optics to Michelin's tire testing operations, we believe Greenville can boast of a high level of technological sophistication and expertise. The area also has one of the highest per capita levels of international investment in the United States and is home to numerous headquarters operations. And, we believe the area continues to see a strong commercial, industrial and residential real estate market. The small business community is supported by organizations in the area including the Greater Greenville Chamber of Commerce which includes an active minority/women owned sector; Appalachian Development Corporation; City of Greenville Economic Office; the Small Business Development Center and the SBA.

        Competition.    The banking business is highly competitive. We will compete as a financial intermediary with other commercial banks, savings banks, credit unions, finance companies, and money market mutual funds operating in the Greenville area and surrounding communities. In 2003, there were 144 banking offices, representing 25 financial institutions, operating in Greenville County and holding over $6.6 billion in deposits. In the Greenville-Spartanburg-Anderson Metropolitan Statistical Area, there were 329 banking offices, representing 39 financial institutions, holding over $12.5 billion in deposits. Most of these institutions have substantially greater resources and lending limits than we will have, and many of these competitors offer services, including extensive and established branch networks and trust services, that we either do not expect to provide or will not provide initially. Our competitors include large super regional and regional banks like Wachovia Bank, Bank of America, and Sun Trust Bank as well as established community banks such as Carolina First Bank, Summit Bank, and The Palmetto Bank. Nevertheless, we believe that our management team, our focus on relationship banking, and the economic and demographic dynamics of our service area will allow us to gain a meaningful share of the area's deposits.

Business Strategy

        Management Philosophy.    Independence National Bank will be a locally-owned and operated bank organized to serve consumers and small- to mid-size businesses and professional concerns. A primary reason for our efforts in forming the bank lies in our belief that a community-based bank, with a personal focus, can better identify and serve local relationship banking needs than can a branch or subsidiary of larger outside banking organizations. Our organizers have extensive business experience and contacts in the market which we believe will create immediate business opportunities for the bank.

        Operating Strategy.    To achieve the level of prompt, responsive service that we believe will be necessary to attract customers and to develop our image as a locally owned bank with a focus on personalized service, we will employ the following business strategies:

  •
  Experienced Senior Management. We have retained Larry Miller to lead the management team as our president and chief executive officer. Mr. Miller has over 33 years of banking experience, including most recently as Greenville market chief executive officer for SouthTrust Bank. Prior to his tenure at SouthTrust Bank, he served in various management positions with BB&T, Southern Bank and Trust, and South Carolina National Bank. He retired from South Trust Bank in March 2004 and joined our bank in June 2004.

  •
  Other Executives. We are in the process of assembling a management team with significant banking experience. We have hired Kimberly Barrs as our chief financial officer. She has over 10 years of banking and public accounting experience, and previously served as chief financial officer of First National Bank of the Carolinas. We have also hired David Shelnutt as our chief credit officer. He has over 33 years of banking experience in the Greenville area, most recently as a senior vice president for Wachovia Bank, N.A. We expect other officers that we hire to be individuals who reside in our primary market area and have local banking experience and a history of service to the community. Based upon the community's response to our marketing effort, we believe there are several local experienced banking executives who would be interested in joining our community banking effort.

  •
  Community-Oriented Board of Directors. Our management team will operate under the direction of our board of directors. As described in the Management section beginning on page    , most of our directors are long time residents and business persons and professionals in our service areas with significant community involvement. These directors are dedicated to the success of the bank and will play an important part in marketing the new bank in the community.

  •
  Local Services and Decision Making. We believe our customers will enjoy a professional and consistent banking environment with local decision-making and personal access to a banker who strives to understand their financial needs. We will seek to be identified as a community bank that cares about its customers. In order to accomplish this, we will attempt to hire local bankers who are recognized for their community involvement and successful banking background.

  •
  Focus on Small- to Mid-Sized Commercial Market Sector. Although size gives larger banks advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of South Carolina, we believe that there is a void in the community banking market in the Greenville area, and that we can successfully fill this void. Initially, we will not compete with large institutions for the primary banking relationships of large corporations, but will compete for niches in this business and for the consumer business of their employees. We will also focus on small- to medium-sized businesses and their employees. This includes retail, service, manufacturing, industrial, and professional businesses with annual revenues of less than $25 million. We believe that these organizations desire a consistent and personal banking relationship. We intend to attract these types of businesses based on relationships and contacts which the bank's directors and management have inside and outside our core service area.

Lending Activities

        General.    We intend to emphasize a range of lending services, including real estate, commercial, and equity-line and consumer loans to individuals, small- to medium-sized businesses, and professional concerns that are located in or conduct a substantial portion of their business in the bank's market area. We will compete for these loans with competitors who are well established in our service area and have greater resources and lending limits. As a result, we may have to charge lower interest rates to attract borrowers.

        The well established banks in our service area will make proportionately more loans to medium- to large-sized businesses than we will. Many of the bank's anticipated commercial loans will likely be made to small- to medium-sized businesses which may be less able to withstand competitive, economic, and financial conditions than larger borrowers.

        Loan Approval and Review.    The bank's loan approval policies will provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, the loan request will be considered and approved by an officer with a higher lending limit or the board of directors' loan committee. The bank will not make any loans to any director of the bank unless the loan is approved by the board of directors of the bank and is made on terms not more favorable to the person than would be available to a person not affiliated with the bank. The bank currently intends to adhere to Federal National Mortgage Association and Federal Home Loan Mortgage Corporation guidelines in its mortgage loan review process, but may choose to alter this policy in the future. The bank expects to sell residential mortgage loans that it originates on the secondary market.

        Loan Distribution.    We estimate that our initial percentage distribution of our loans for the first year will be as follows:

Real Estate	52%
Commercial Loans	17%
Equity Line and Consumer Loans	6%
Residential Mortgage Loans	25%

Total	100%

These are estimates only. Our actual deposit and loan distribution will depend on our customers and vary initially and over time.

        Allowance for Loan Losses.    We will maintain an allowance for loan losses, which we will establish through a provision for loan losses charged against income. We will charge loans against this allowance when we believe that the collectibility of the principal is unlikely. The allowance will be an estimated amount that we believe will be adequate to absorb losses inherent in the loan portfolio based on evaluations of its collectibility. We anticipate that initially our allowance for loan losses will equal approximately 1.30% of the average outstanding balance of our loans. Over time, we will periodically determine the amount of the allowance based on our consideration of several factors, including:

  •
  an ongoing review of the quality, mix, and size of our overall loan portfolio;

  •
  our historical loan loss experience;

  •
  evaluation of economic conditions;

  •
  specific problem loans and commitments that may affect the borrower's ability to pay;

  •
  regular reviews of loan delinquencies and loan portfolio quality by our internal auditors and our bank regulators; and

  •
  the amount and quality of collateral, including guarantees, securing the loans.

        Lending Limits.    The bank's lending activities will be subject to a variety of lending limits imposed by federal law. In general, the bank will be subject to a legal limit on loans to a single borrower equal to 15% of the bank's capital and unimpaired surplus. Different limits may apply based on the type of loan or the nature of the borrower, including the borrower's relationship to the bank. These limits will increase or decrease as the bank's capital increases or decreases. Unless the bank is able to sell participations in its loans to other financial institutions, the bank will not be able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.

        Credit Risk.    The principal credit risk associated with each category of loans is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the manufacturing, services, and retail market segments. General economic factors affecting a borrower's ability to repay include interest, inflation, employment rates, and the strength of local and national economy, as well as other factors affecting a borrower's customers, suppliers, and employees.

        Real Estate Loans.    We expect that loans secured by first or second mortgages on real estate will make up approximately 77% of the bank's loan portfolio. These loans will generally fall into one of two categories: commercial real estate loans or construction and development loans. We also expect to make residential real estate loans secured by first or second mortgages on real estate. Each of these categories is discussed in more detail below, including their specific risks. Interest rates for all categories may be fixed or adjustable, and will more likely be fixed for shorter-term loans. The bank will generally charge an origination fee for each loan.

        Real estate loans are subject to the same general risks as other loans. Real estate loans are also sensitive to fluctuations in the value of the real estate securing the loan. On first and second mortgage loans we would not advance more than regulatory limits. We will require a valid mortgage lien on all real property loans along with a title lien policy which insures the validity and priority of the lien. We will also require borrowers to obtain hazard insurance policies and flood insurance if applicable. Additionally, certain types of real estate loans have specific risk characteristics that vary according to the collateral type securing the loan and the terms and repayment sources for the loan.

        We will have the ability to originate some real estate loans for sale into the secondary market. We can limit our interest rate and credit risk on these loans by locking the interest rate for each loan with the secondary investor and receiving the investor's underwriting approval prior to originating the loan.

  •
  Commercial Real Estate Loans. Commercial real estate loans will generally have terms of five years or less, although payments may be structured on a longer amortization basis. Inherent in commercial real estate loans' credit risk is the risk that the primary source of repayment, the operating commercial real estate company, will be insufficient to service the debt. If a real estate loan is in default, we also run the risk that the value of a commercial real estate loan's secured real estate will decrease, and thereby be insufficient to satisfy the loan. To mitigate these risks, we will evaluate each borrower on an individual basis and attempt to determine its business risks and credit profile. We will attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio is established by independent appraisals. We will typically review the personal financial statements of the principal owners and require their personal guarantees. These reviews often reveal secondary sources of payment and liquidity to support a loan request.

  •
  Construction and Development Real Estate Loans. We will offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own home. The term of construction and development loans will generally be limited to 18 months, although payments may be structured on a longer amortization basis. Most loans will mature and require payment in full upon the sale of the property. Construction and development loans generally carry a higher degree of risk than long term financing of existing properties. Repayment usually depends on the ultimate completion of the project within cost estimates and on the sale of the property. Specific risks include:

    •
    cost overruns;

    •
    mismanaged construction;

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    inferior or improper construction techniques;

    •
    economic changes or downturns during construction;

    •
    a downturn in the real estate market;

    •
    rising interest rates which may prevent sale of the property; and

    •
    failure to sell completed projects in a timely manner.

    We will attempt to reduce risk by obtaining personal guarantees where possible, and by keeping the loan-to-value ratio of the completed project below specified percentages. We may also reduce risk by selling participations in larger loans to other institutions when possible.

  •
  Residential Real Estate Loans. These loans will generally have longer terms, up to 30 years. We will offer fixed and adjustable rate mortgages, and we intend to sell most or all of the residential real estate loans that we generate in the secondary market soon after we originate them. We do not intend to retain servicing rights for these loans. Inherent in residential real estate loans' credit risk is the risk that the primary source of repayment, the residential borrower, will be insufficient to service the debt. If a real estate loan is in default, we also run the risk that the value of a residential real estate loan's secured real estate will decrease, and thereby be insufficient to satisfy the loan. To mitigate these risks, we will evaluate each borrower on an individual basis and attempt to determine its credit profile. By selling these loans in the secondary market, we can significantly reduce our exposure to credit risk because the loans will be underwritten through a third party agent without any recourse against the bank.

        Commercial Loans.    The bank will make loans for commercial purposes in various lines of businesses. We will focus our efforts on commercial loans of $1,000,000 or less. Equipment loans will typically be made for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment. Working capital loans will typically have terms not exceeding one year and will usually be secured by accounts receivable, inventory, or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and in other cases principal will typically be due at maturity. Trade letters of credit, standby letters of credit, and foreign exchange will be handled through a correspondent bank as agent for the bank. Commercial loans primarily have risk that the primary source of repayment, the borrowing business, will be insufficient to service the debt. Often this occurs as the result of changes in local economic conditions or in the industry in which the borrower operates which impact cash flow or collateral value.

        We expect to also offer small business loans utilizing government enhancements such as the Small Business Administration's 7(a) program and SBA's 504 and "LowDoc" programs. These loans will typically be partially guaranteed by the government which may help to reduce the bank's risk. Government guarantees of SBA loans will not exceed 80% of the loan value, and will generally be less.

        Consumer Loans.    The bank will make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit such as credit cards. Installment loans typically will carry balances of less than $50,000 and be amortized over periods up to 60 or more months. Consumer loans may be offered on a single maturity basis where a specific source of repayment is available. Revolving loan products will typically require monthly payments of interest and a portion of the principal.

        Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because the value of the secured property may depreciate rapidly, they are often dependent on the borrower's employment status as the sole source of repayment, and some of them are unsecured. To mitigate these risks, we will analyze selective underwriting criteria for each prospective borrower, which may include the borrower's employment history, income history, credit bureau reports, or debt to income ratios. If the consumer loan is secured by property, such as an automobile loan, we will also attempt to offset the risk of rapid depreciation of the collateral with a shorter loan amortization period. Despite these efforts to mitigate our risks, consumer loans have a higher rate of default that real estate loans. For this reason, we will also attempt to reduce our loss exposure to these types of loans by limiting their sizes relative to other types of loans.

        We will also offer home equity loans. Our underwriting criteria for and the risks associated with home equity loans and lines of credit will generally be the same as those for first mortgage loans.

Home equity lines of credit will typically have terms of 15 years or less, will typically carry balances less than $125,000, and may extend up to 90% of the available equity of each property.

        Relative Risks of Loans.    Each category of loan has a different level of credit risk. Real estate loans are generally safer than loans secured by other assets because the value of the underlying security, real estate, is generally ascertainable and does not fluctuate as much as some other assets. Certain real estate loans are less risky than others. Residential real estate loans are generally the least risky type of real estate loan, followed by commercial real estate loans and construction and development loans. Commercial loans, which can be secured by real estate or other assets, or which can be unsecured, are generally more risky than real estate loans, but less risky than consumer loans. Finally, consumer loans, which can also be secured by real estate or other assets, or which can also be unsecured, are generally considered to be the most risky of these categories of loans. Any type of loan which is unsecured is generally more risky than secured loans. These levels of risk are general in nature, and many factors including the creditworthiness of the borrower or the particular nature of the secured asset may cause any type of loan to be more or less risky than another. Additionally, these levels of risk are limited to an analysis of credit risk, and they do not take into account other risk factors associated with making loans such as the interest rate risk inherent in long-term, fixed-rate loans.

Deposit Services

        We intend to offer a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates will be tailored to our principal market area at rates competitive to those offered in the Greenville area. In addition, we intend to offer certain retirement account services, including IRAs. We intend to solicit these accounts from individuals, businesses, and other organizations.

        Deposit Distribution.    We estimate that our initial percentage distribution of our deposits for the first year will be as follows:

Demand Deposit	12%
Savings & Money Market	32%
Time and Savings Deposits	50%
Consumer/Commercial DDA's Public/Gov't	2%
Consumer/Commercial Time and Savings Deposits Public/Gov't	4%

Total	100%

Other Banking Services

        We will offer cashier's checks, banking by mail, direct deposit of payroll and social security checks, United States Savings Bonds, and travelers checks. We plan for the bank to become associated with the Honor and Cirrus ATM networks that may be used by the bank's customers throughout the country. We believe that by being associated with a shared network of ATMs, we will be better able to serve our customers and will be able to attract customers who are accustomed to the convenience of using ATMs. We intend to begin offering these services shortly after opening the bank. We also plan to offer a debit card and credit card services through a correspondent bank as an agent for the bank. Once we are operating, we anticipate that the bank may offer other bank services including, lines of credit, 24-hour telephone banking, and on-line banking. We do not expect the bank to exercise trust powers during its initial years of operation.

Employees

        We anticipate that, upon commencement of operations, the bank will have approximately 14 full-time employees and one part-time employee. Independence Bancshares, as the holding company for the bank, will not have any employees other than its officers.

Legal Proceedings

        Neither we nor any of our properties are subject to any material legal proceedings.

SUPERVISION AND REGULATION

        Both Independence Bancshares and Independence National Bank are subject to extensive state and federal banking laws and regulations which impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform Recovery and Enforcement Act in 1989 and followed by the FDIC Improvement Act in 1991 and the Gramm-Leach-Bliley Act in 1999, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

        The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

USA PATRIOT Act of 2002

        In October 2002, the USA PATRIOT Act of 2002 was enacted in response to the terrorist attacks in New York, Pennsylvania, and Washington D.C. that occurred on September 11, 2001. The PATRIOT Act is intended to strengthen United States law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the PATRIOT Act on financial institutions is significant and wide ranging. The PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties who may be involved in terrorism or money laundering.

Check 21

        On October 28, 2003, President Bush signed into law the Check Clearing for the 21st Century Act, also known as Check 21. The new law, which became effective October 28, 2004, gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

  •
  Allows check truncation without making it mandatory;

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  Demands that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

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  Legalizes substitutions for and replacements of paper checks without agreement from consumers;

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  Keeps in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

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  Cautions that when accountholders request verification, financial institutions must produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

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  Requires recrediting of funds to an individual's account on the next business day after a consumer proves the financial institution has erred.

        This new legislation will likely have a dramatic impact on bank capital spending as many financial institutions assess whether technological or operational changes are necessary to stay competitive and take advantage of the new opportunities presented by Check 21.

Independence Bancshares, Inc.

        Because it will own the outstanding capital stock of the bank, Independence Bancshares will be a bank holding company under the federal Bank Holding Company Act of 1956 and the South Carolina Banking and Branching Efficiency Act.

        The Bank Holding Company Act.    Under the Bank Holding Company Act, Independence Bancshares will be subject to periodic examination by the Federal Reserve and will be required to file periodic reports of its operations and any additional information that the Federal Reserve may require. Our activities at the bank and holding company level will be limited to:

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  banking and managing or controlling banks;

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  furnishing services to or performing services for its subsidiaries; and

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  engaging in other activities that the Federal Reserve determines to be so closely related to banking and managing or controlling banks as to be a proper incident thereto.

        Investments, Control, and Activities.    With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

  •
  acquiring substantially all the assets of any bank;

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  acquiring direct or indirect ownership or control of any voting shares of any bank if after the acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or

  •
  merging or consolidating with another bank holding company.

        In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. Once we have in excess of 500 shareholders of record, we will be required to register under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenge of the rebuttable control presumption.

        Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

  •
  making or servicing loans and certain types of leases;

  •
  engaging in certain insurance and discount brokerage activities;

  •
  performing certain data processing services;

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  acting in certain circumstances as a fiduciary or investment or financial adviser;

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  owning savings associations; and

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  making investments in certain corporations or projects designed primarily to promote community welfare.

        The Federal Reserve Board will impose certain capital requirements on the company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations." Subject to its capital requirements and certain other restrictions, the company will be able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the bank to the company. Our ability to pay dividends will be subject to regulatory restrictions as described below in "Independence National Bank—Dividends." The company will also be able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

        Source of Strength; Cross-Guarantee.    In accordance with Federal Reserve Board policy, the company is expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which the company might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank's holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

        The Gramm-Leach-Bliley Act.    The Gramm-Leach-Bliley Act, previously known as the Financial Services Modernization Act of 1999, was signed into law on November 12, 1999. Among other things, the Act repeals the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. The Act also permits bank holding companies that become financial holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act also authorizes activities that are "complementary" to financial activities.

        The Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the amount of competition that we face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Act will have on us.

        South Carolina State Regulation.    As a bank holding company registered under the South Carolina Banking and Branching Efficiency Act, we will be subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions. We must receive the Board's approval prior to engaging in the acquisition of banking or nonbanking institutions or assets, and we must file periodic reports with respect to our financial condition and operations, management, and intercompany relationships between the company and its subsidiaries.

Independence National Bank

        The bank will operate as a national banking association incorporated under the laws of the United States and subject to examination by the Office of the Comptroller of the Currency. Deposits in the bank will be insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.

        The Office of the Comptroller of the Currency and the FDIC will regulate or monitor virtually all areas of the bank's operations, including:

  •
  security devices and procedures;

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  adequacy of capitalization and loss reserves;

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  loans;

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  investments;

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  borrowings;

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  deposits;

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  mergers;

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  issuances of securities;

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  payment of dividends;

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  interest rates payable on deposits;

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  interest rates or fees chargeable on loans;

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  establishment of branches;

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  corporate reorganizations;

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  maintenance of books and records; and

  •
  adequacy of staff training to carry on safe lending and deposit gathering practices.

        The Office of the Comptroller of the Currency requires the bank to maintain specified capital ratios and imposes limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures. The Office of the Comptroller of the Currency will also require the bank to prepare quarterly reports on the bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

        Under the FDIC Improvement Act, all insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and their state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

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  internal controls;

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  information systems and audit systems;

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  loan documentation;

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  credit underwriting;

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  interest rate risk exposure; and

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  asset quality.

        National banks and their holding companies which have been chartered or registered or have undergone a change in control within the past two years or which have been deemed by the Office of the Comptroller of the Currency or the Federal Reserve Board to be troubled institutions must give the Office of the Comptroller of the Currency or the Federal Reserve Board 30 days prior notice of the appointment of any senior executive officer or director. Within the 30 day period, the Office of the Comptroller of the Currency or the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.

        Deposit Insurance.    The FDIC has adopted a risk-based assessment system for determining an insured depository institutions' insurance assessment rate. The system takes into account the risks attributable to different categories and concentrations of assets and liabilities. An institution is placed into one of three capital categories: (1) well capitalized; (2) adequately capitalized; or (3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subgroups, based on the FDIC's determination of the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution's capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation (FICO) bonds issued in the late 1980s as part of the government rescue of the thrift industry. New changes have been proposed recently regarding these assessments, including an increase in the amount of the FDIC insurance, but at this time it is not possible to predict whether the changes will be implemented or what their effect would be. Generally, we expect that increases in deposit insurance premiums or changes in risk classification will increase the bank's cost of funds, and we may not be able to pass these costs on to our customers. Although we will pay a quarterly FICO assessment, the FDIC assessment rate on our bank deposits will initially be zero, but may change in the future. The FDIC may increase or decrease the assessment rate schedule on a semiannual basis. An increase in the BIF assessment rate could have a material adverse effect on our earnings, depending on the amount of the increase.

        The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

        Transactions with Affiliates and Insiders.    The bank will be subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

        The bank will also be subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The bank will be subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

        The Federal Reserve Board has recently issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretative guidance with respect to affiliate transactions. Regulation W incorporates the exemption from the affiliate transaction rules but expands the exemption to cover the purchase of any type of loan or extension of credit from an affiliate. In addition, under Regulation W:

  •
  a bank and its subsidiaries may not purchase a low-quality asset from an affiliate;

  •
  covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and

  •
  with some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

        Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. Concurrently with the adoption of Regulation W, the Federal Reserve Board has proposed a regulation which would further limit the amount of loans that could be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus. This regulation has not yet been adopted.

        Dividends.    A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

        Branching.    National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the bank may open branch offices throughout South Carolina with the prior approval of the Office of the Comptroller of the Currency. In addition, with prior regulatory approval, the bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation has been passed which permits interstate branching through acquisitions. The new law permits out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks.

        Community Reinvestment Act.    The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the Office of the Comptroller of the Currency shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank. Under the Gramm-Leach-Bliley Act, banks with aggregate assets of not more than $250 million will be subject to a Community Reinvestment Act examination only once every 60 months if the bank receives an outstanding rating, once every 48 months if it receives a satisfactory rating, and as needed if the rating is less than satisfactory. Additionally, under the Gramm-Leach-Bliley Act, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements.

        The Gramm-Leach-Bliley Act.    Under the Gramm-Leach-Bliley Act, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The Gramm-Leach-Bliley Act imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the Gramm-Leach-Bliley Act imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and nonbank affiliates.

        The Gramm-Leach-Bliley Act also contains provisions regarding consumer privacy. These provisions require financial institutions to disclose their policy for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market an institution's own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing, or other marketing to the consumer.

        Other Regulations.    Interest and other charges collected or contracted for by the bank will be subject to state usury laws and federal laws concerning interest rates. The bank's loan operations will also be subject to federal laws applicable to credit transactions, such as:

  •
  the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

  •
  the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

  •
  the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

  •
  the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

  •
  the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

  •
  the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the bank will also be subject to:

  •
  the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

  •
  the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

        Capital Regulations.    The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums.

The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

        Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

        The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

        The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Initially, we will qualify as "well capitalized."

        Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

  •
  submit a capital restoration plan;

  •
  raise additional capital;

  •
  restrict their growth, deposit interest rates, and other activities;

  •
  improve their management;

  •
  eliminate management fees; or

  •
  divest themselves of all or a part of their operations.

        A bank that is not "well capitalized" is also subject to certain limitations relating to so-called "brokered" deposits. Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

        These capital guidelines can affect us in several ways. If we grow at a rapid pace, our capital may be depleted too quickly, and a capital infusion from the holding company may be necessary which could impact our ability to pay dividends. Our capital levels will initially be more than adequate; however, rapid growth, poor loan portfolio performance, poor earnings performance, or a combination of these factors could change our capital position in a relatively short period of time.

        Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

        Enforcement Powers.    The Financial Institutions Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

        Effect of Governmental Monetary Policies.    Our earnings will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

        Proposed Legislation and Regulatory Action.    New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

MANAGEMENT

General

        The following table sets forth the number and percentage of outstanding shares of common stock we expect to be beneficially owned by the organizers and executive officers after the completion of this offering. With the exception of Paul P. Lam, all of our organizers will serve as directors. The addresses of our organizers are the same as the address of the bank. Prior to the offering, Mr. Miller purchased 10 shares of common stock for $10.00 per share. We will redeem this stock after the offering. This table includes shares based on the "beneficial ownership" concepts as defined by the SEC. Beneficial ownership includes spouses, minor children, and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal. This table does not reflect warrants that will be granted to each organizer to purchase one share of common stock for every one share of common stock purchased by the organizer during the offering (up to a maximum of 25,000 shares per organizer) because these warrants will not be exercisable within 60 days of the date of this prospectus.

	Shares Anticipated to be Owned Following the Offering
Name of Beneficial Owner	Number		Percentage of Minimum Offering	Percentage of Maximum Offering
Organizers and Executive Officers
Robert M. Austell	25,000		1.67%	1.00%
Kimberly D. Barrs	*		*	*
John W. Burnett	50,000		3.33%	2.00%
Robert M. Carpenter	25,000		1.67%	1.00%
Billy J. Coleman	50,000		3.33%	2.00%
Jose De Ocampo	25,000		1.67%	1.00%
Robert E. Hamby, Jr.	25,000		1.67%	1.00%
H. Neel Hipp, Jr.	62,500	(1)	4.17%	2.50%
James D. King	25,000		1.67%	1.00%
Paul P. Lam	100,000		6.67%	4.00%
William R. Mathis	25,000		1.67%	1.00%
Lawrence R. Miller	10,000		0.67%	0.40%
Sudhirkumar C. Patel	25,000		1.67%	1.00%
Hasmukh P. Rama	100,000		6.67%	4.00%
W. Ray Samuels	25,000		1.67%	1.00%
David L. Shelnutt	*		*	*
Charles D. Walters	75,000		5.00%	3.00%
Roger W. Walters	25,000		1.67%	1.00%
Vivian A. Wong	75,000		5.00%	3.00%
All organizers and executive officers as a group (19 persons)	749,000		49.93%	29.96%

*
Less than 1%.

(1)
Includes 32,500 shares to be held by various trusts or limited partnerships as to which Mr. Hipp shares voting or investment power. Mr. Hipp disclaims beneficial ownership of these 32,500 shares. Excludes 30,000 shares to be held by Mr. Hipp's family members or trusts for his benefit as to which Mr. Hipp will not have any voting or investment power.

Executive Officers, Organizers and Directors of the Company

        The following sets forth information regarding Independence Bancshares' executive officers, organizers and directors as of the date of this prospectus. Our executive officers serve at the discretion of our board of directors.

Name	Age	Position
Robert M. Austell	63	Director
John W. Burnett	57	Director
Kimberly D. Barrs	31	Chief Financial Officer
Robert M. Carpenter	49	Director
Billy J. Coleman	67	Director
Jose De Ocampo	38	Director
Robert E. Hamby, Jr.	58	Director
H. Neel Hipp, Jr.	53	Director
James D. King	64	Director
Paul P. Lam	65	Organizer
William R. Mathis	69	Director
Lawrence R. Miller	57	Director, Chief Executive Officer
Sudhirkumar C. Patel	46	Director
Hasmukh P. Rama	56	Director
Walter R. Samuels	68	Director
David L. Shelnutt	57	Chief Credit Officer
Charles D. Walters	65	Chairman of the Board of Directors
Roger W. Walters	64	Director
Vivian A. Wong	64	Director

        Robert M. Austell, director, retired as the former president, chief executive officer, and a director of Regions Bank of Greenville in January 2004 after serving in those capacities for six years. He has over 20 years banking experience, beginning with his roles as an organizer and a director of Greenville National Bank. Prior to his service to Regions and Greenville National Bank, he worked in the real estate development and lending areas with Yeargin Properties, Inc., Liberty Properties, Inc., and Liberty Life Insurance Company. He is a native of Spartanburg, South Carolina and has lived in Greenville, South Carolina for 38 years. He received his B.A. degree from Davidson College and an M.B.A. degree from the University of South Carolina.

        Kimberly D. Barrs is our chief financial officer. She has over 10 years of banking and public accounting experience. She most recently was employed by Dixon Hughes, PLLC, a certified public accounting firm, as a senior manager from July 2004 until September 2004 when she left to assist in the formation of our bank. Previously, Ms. Barrs served as chief financial officer for First National Bank of the Carolinas from January 2002 to May 2004. Prior to joining First National Bank of the Carolinas, she served community banks in South Carolina as an audit senior manager with KPMG, LLP, a certified public accounting firm from 1994 to 2002. Ms. Barrs received her B.S. degree in accounting from Bob Jones University.

        John W. Burnett, Sr., director, has been the owner, president, and chief executive officer of Aircraft Management Group, an aircraft management and pilot service company, since 1995. He previously served as president and chief executive officer of C. Douglas Wilson Co. Insurance and as president of Life and Health Consultants, a life and health insurance company. Mr. Burnett is also the co-owner of Smart Choice, a managing general agency for various insurance services. He is a native of Greenwood, South Carolina, and has lived in Greenville, South Carolina for over 44 years. He is involved in various community groups and currently serves on the board of directors of Eden Farms Therapeutic Program for Special Needs Children.

        Robert M. Carpenter, director, has been a real estate developer and investor for the past five years and is currently an owner and a board member of Greenville Office Supply and Bumper 2 Bumper Media, Inc., a company that designs and manufactures plastic advertisement wraps for automobiles. He attended the University of South Carolina where he received his B.S. in accounting. Mr. Carpenter's previous work experience includes working for Arthur Young & Co., Shearson Lehman, and Carolina Material Handling. He serves on several community boards including the Greenville Little Theater, United Ministries (chair), Boys Choir of the Carolina's, and Urban League Housing (chair).

        Billy J. Coleman, director, has served as the president and chief executive officer of CORBIA, Council of Resources, a consulting and problem solving company, since 1972. He also currently serves as the chief executive officer of Nurses International, an international nursing development program, and a partner of NCB Investments and Vardry Executive Center, an office building leasing business. Mr. Coleman is the founder and former owner of Surety Associates, the largest surety bonding agency in the Southeast. Mr. Coleman received his B.S. in chemical engineering from the University of Tennessee and his M.B.A. from Furman University. He is a resident of Greer, South Carolina and at the present time is a member of the boards of the Greenville Hospital System, the National Bank of South Carolina (NBSC), and the Greenville West End Association.

        Jose De Ocampo, director, has been a neurologist in Greenville, South Carolina since 2001. He currently practices at the Palmetto Baptist Hospital, Cannon Memorial Hospital and the St. Francis Hospital System. Since 2001, he has also served as the medical director of The Sleep Center Oaktree Medical Centre also located in Greenville, South Carolina. Prior to coming to Greenville, Dr. De Ocampo practiced in Cleveland, Ohio and Charleston, South Carolina. He received his M.D. from De La Salle University, College of Medicine in Metro, Manila in 1993 and received his South Carolina state medical license in 1999. Dr. De Ocampo is licensed by the American Board of Psychiatry and board certified by the American Board of Sleep Medicine. He is also an active member of the Greenville Chamber of Commerce.

        Robert E. Hamby, Jr., director, retired in 1995 as the senior vice president of finance and administration and chief financial officer of Multimeda, Inc., a publicly held national media communications company. He was also formerly a partner of KPMG, LLP, a certified public accounting firm. He is involved in the community and is currently a volunteer financial and administrative consultant to tax-exempt organizations. He graduated from The Citadel with a B.S. in business administration and received a masters in accounting from the University of South Carolina. Mr. Hamby formerly served as chair of the audit committee of the board of directors for Carolina First Corporation (now The South Financial Group, Inc.), a bank holding company. He also serves as a member of the board of directors of the Covenant Theological Seminary, Focus On The Family, the Ralph and Virginia Hendricks Foundation, and the Piedmont Health Care Foundation.

        H. Neel Hipp, Jr., director, is the former vice president of Liberty Corporation and Liberty Life Insurance Company with over 29 years of experience with the Liberty companies. He is the current owner of Hipp Investments, LLC, which he founded in 1998. He received his B.A. in economics from Furman University, his M.B.A. from the University of North Carolina, Chapel Hill and also attended the Harvard Business School Program for Management Development. Mr. Hipp is actively involved in the community, has served on the Furman University Board of Trustees, and currently is a member of the South Carolina Chamber of Commerce, a member of the Greenville Downtown Airport Commission, and president of the South Carolina Historical Society.

        James D. King, director, retired in 1998 as the chief executive officer and a director of The Poinsett Bank in Travelers Rest, South Carolina. He served as a director of The Colonial Bank of South Carolina for over five years and is currently a director the Bank of Camden in Camden, South Carolina. Mr. King has been involved in the banking industry for over 25 years. He currently resides in Greenville, South Carolina and is active in various charitable organizations in the community.

        Paul P. Lam, organizer, has served since 2000 as the production manager for SMW Corporation, an import/export firm headquartered in Hong Kong, China. He is a resident of Greenville, South Carolina and is active in various charitable organizations in the community.

        William R. Mathis, director, has been the owner and chief executive officer of Risk Management Services, Inc., an insurance management service, since 1990. Mr. Mathis has been involved in the banking community and was a shareholder of The Poinsett Bank in Travelers Rest, South Carolina. He graduated with a bachelor's degree in liberal arts from Furman University. He currently resides in Greenville, South Carolina and is active in various charitable organizations in the community.

        Lawrence R. Miller, director, is our chief executive officer. He has more than 30 years of banking experience having held various positions in the banking industry since November 1971. He was most recently market chief executive officer for SouthTrust Bank from 1995 until he retired in March 2004. In June 2004 he joined our bank. While with SouthTrust Bank, Mr. Miller successfully opened seven offices in 10 years. He has lived in Upstate South Carolina for over 30 years and has always been actively involved in the community and its future planning. He has served on both the economic development board of the Greenville Chamber of Commerce and the board of directors of the Greer Chamber of Commerce. Mr. Miller graduated from Newberry College, from the School of Banking of the South at Louisiana State University, and from the National Commercial Lending Graduate School at the University of Oklahoma.

        Sudhirkumar C. Patel, director, has been a practicing physician and partner of Carolina Internal Medicine in Greenville, South Carolina since 1990. Born in India, Dr. Patel graduated from the Baroda Medical College in India and completed his residency at Coney Island Hospital in Brooklyn, New York. He has lived in the Greenville area for over 15 years and is actively involved with the Indian community in South Carolina. He is also a member of the Rotary Club of Greenville, the American College of Physicians, and the American Association of Indian Physicians.

        Hasmukh P. Rama, director, has been chairman of the board and chief executive officer of JHM Hotels, Inc. in Greenville, South Carolina for over ten years. He has been in the lodging industry for over 30 years and has received several awards for his leadership in the industry. He is the former chairman of the American Hotel & Lodging Association. He obtained his M.B.A. from Xavier University and was awarded a Doctor of Business Administration in hospitality management, honoris causa, from Johnson & Wales University. Mr. Rama serves as an advisor to a number of hospitality schools including the mentorship program at Cornell University.

        W. Ray Samuels, director, retired in 1998 as a partner of the Bradford Clinic in Charlotte, North Carolina where he practiced obstetrics and gynecology for over 30 years and served as the managing partner for over 15 years. He attended the University of North Carolina in Chapel Hill and obtained his M.D. in 1971 from the University of North Carolina Medical School. Dr. Samuels is a native of Hamlet, North Carolina. He currently resides in Cashiers, North Carolina and Vero Beach, Florida.

        David L. Shelnutt, is our chief credit officer. He has over 33 years of banking experience, including 15 years in Greenville County. He most recently served as senior vice president and site manager for the business lending group for Wachovia Bank, N.A. from 1985 until he left to assist in the formation of our bank in November 2004. Prior to his employment with Wachovia Bank, Mr. Shelnutt served as a vice president for C & S National Bank of South Carolina. He graduated from Georgia Southern University and received his M.B.A. from the University of South Carolina.

        Charles D. Walters, director and chairman of the board, is also the chairman of the board of World Acceptance Corporation, a national consumer finance company. He has held that position since retiring as its chief executive officer in 2003 after 18 years leading the company. Prior to working with World Acceptance Corporation, Mr. Walters was cofounder and president of Pioneer Management Corporation, a Texas consumer finance company. He is a past president and a current director of the

Texas Finance Institute, Georgia Industrial Loan Association, and Independent Consumer Finance Association of South Carolina. A native of Matthews, North Carolina, Mr. Walters has lived in the Greenville, South Carolina area for over 20 years. He is involved in the community and is a Scottish Rite Mason and Shriner.

        Roger W. Walters, director, started the Walters Development Co. to develop land and construct custom homes in Cashiers, North Carolina in 2002. From 1988 until 2002, he was president and chief executive officer of Cad Cam, Inc., a company which provides computer aided design services to various engineering professions including manufacturing, architecture and construction. Prior to his tenure with Cad Cam, Inc., he served in the United States Air Forces for 26 years as the deputy chief of staff for Engineering and Services for Air Force Logistics Command and retired in 1988 as a colonel. Mr. Walters, a native of Matthews, North Carolina, graduated with a B.S. in mechanical engineering from North Carolina State University and later earned a masters in mechanical engineering from the University of Missouri. He also completed the Executive Management Course at the Duke University Fuqua School of Business.

        Vivian A. Wong, director, has been a real estate investor and developer for 29 years and has developments throughout the Southeast. In 2001, Ms. Wong formed Pacific Gateway Capital, LLC, a company specializing in new United States/China trade including development of United States retail franchises in China and attracting Chinese investment to South Carolina. Prior to her recent venture, she was co-owner of the Dragon Den restaurant chain for over 17 years. Ms. Wong has lived in Greenville for over 40 years and has served as a member of both the Bank of America Advisory Board and the Summit Bank Advisory Board. She continues to be involved with the community through her current service on the Sister City International Organization Board, the Greenville Convention Center Task force, and the Furman University Advisory Board. Ms. Wong also serves on the board of directors of Ryans Restaurant Group, Inc., which operates a restaurant chain of over 300 restaurants, including Ryan's Family Steakhouses, most of which are located in the southern and midwestern United States.

        Charles D. Walters and Roger W. Walters are brothers. Vivian A. Wong is Paul P. Lam's sister-in-law. There are no other family relationships among any of our executive officers or directors.

Employment Agreements

        Lawrence R. Miller.    In July 2004, we entered into an employment agreement with Mr. Miller, under which he agreed to serve as chief executive officer of Independence Bancshares and Independence National Bank for a term of three years. Mr. Miller's employment with the company shall be automatically extended for additional terms of one year each unless the company delivers a notice of termination at least six months prior to the end of the term. During this term, Mr. Miller is entitled to:

  •
  Base salary of $130,000 per year, which will increase to $150,000 on the date we break escrow on our initial offering for the formation of the bank, and which may be increased annually by the board of directors;

  •
  Cash bonus of $20,000 on the bank's opening date and a cash bonus up to 50% of his annual salary if the bank achieves certain performance levels to be determined from time to time by the board of directors;

  •
  Options to purchase15,000 shares of common stock in the offering;

  •
  Family medical insurance;

  •
  Reasonable car allowance not to exceed $750 per month;

  •
  Participation in our retirement, welfare, and other benefit programs;

  •
  Payment of initiation fees and reimbursement for club dues; and

  •
  Reimbursement for travel and business expenses.

          Pursuant to the terms of his employment agreement, Mr. Miller is prohibited from disclosing our trade secrets or confidential information. If we terminate Mr. Miller's employment without cause, he will be entitled to severance equal to 12 months of his then base salary. In addition, following a change in control, if Mr. Miller terminates his employment for a good reason within a 90-day period beginning on the 30th day following a change in control or within a 90-day period beginning on the one year anniversary of the change in control, he will be entitled to severance equal to 24 months of his then base salary. Finally, during his employment and for a period of 12 months thereafter, Mr. Miller may not, subject to limited exceptions, (a) compete with us by forming, serving as an organizer, director, or officer of, or acquiring or maintaining an ownership interest in, a depository financial institution or holding company of a depository financial institution, if the depository institution or holding company has one or more offices or branches within our territory, (b) solicit our customers for a competing business, or (c) solicit our employees for a competing business.

        Kimberly D. Barrs.    We also entered into an employment agreement with Ms. Barrs to serve as the chief financial officer of Independence Bancshares and Independence National Bank for a term of two years. Ms. Barrs employment with the company shall be automatically extended for additional terms of one year each unless the company delivers a notice of termination at least six months prior to the end of the term. During this term, Ms. Barrs is entitled to:

  •
  Base salary of $103,000 per year, which may be increased annually by the board of directors;

  •
  Cash bonus of $5,000 upon execution of the agreement;

  •
  Options to purchase 6,000 shares of common stock;

  •
  Medical insurance;

  •
  Participation in our retirement, welfare, and other benefit programs; and

  •
  Reimbursement for travel and business expenses.

          Pursuant to the terms of her employment agreement, Ms. Barrs is prohibited from disclosing our trade secrets or confidential information. If we terminate Ms. Barrs' employment without cause, she will be entitled to severance equal to six months of her then base salary. In addition, following a change in control, if Ms. Barrs terminates her employment for a good reason within a 90-day period beginning on the 30th day following a change in control or within a 90-day period beginning on the one year anniversary of the change in control, she will be entitled to severance equal to 12 months of her then base salary. Finally, during her employment and for a period of 12 months thereafter, Ms. Barrs may not, subject to limited exceptions, (a) solicit our customers for a competing business or (b) solicit our employees for a competing business.

        David L. Shelnutt.    We also entered into an employment agreement with Mr. Shelnutt to serve as the chief credit officer of Independence Bancshares and Independence National Bank for a term of two years. Mr. Shelnutt's employment with the company shall be automatically extended for additional terms of one year each unless the company delivers a notice of termination at least six months prior to the end of the term. During this term, Mr. Shelnutt is entitled to:

  •
  Base salary of $120,000 per year, which may be increased annually by the board of directors;

  •
  Cash bonus of $10,000 upon execution of the agreement;

  •
  Options to purchase 6,000 shares of common stock;

  •
  Medical insurance;

  •
  Participation in our retirement, welfare, and other benefit programs; and

  •
  Reimbursement for travel and business expenses.

          Pursuant to the terms of his employment agreement, Mr. Shelnutt is prohibited from disclosing our trade secrets or confidential information. If we terminate Mr. Shelnutt's employment without cause, he will be entitled to severance equal to six months of his then base salary. In addition, following a change in control, if Mr. Shelnutt terminates his employment for a good reason within a 90-day period beginning on the 30th day following a change in control or within a 90-day period beginning on the one year anniversary of the change in control, he will be entitled to severance equal to 12 months of his then base salary. Finally, during his employment and for a period of 12 months thereafter, Mr. Shelnutt may not, subject to limited exceptions, (a) compete with us by forming, serving as an organizer, director, or officer of, or acquiring or maintaining an ownership interest in, a depository financial institution or holding company of a depository financial institution, if the depository institution or holding company has one or more offices or branches within our territory, (b) solicit our customers for a competing business or (c) solicit our employees for a competing business.

Director Compensation

        We do not intend to pay our directors fees until the bank is profitable. However, following completion of our initial public offering, we also reserve the right to pay our directors' fees or compensate them through other means such as stock options.

Stock Option Plan

        After the offering, we expect to adopt a stock option plan which will permit Independence Bancshares to grant options to its officers, directors, and employees. We anticipate that we will initially authorize the issuance of a number of shares under the stock option plan not to exceed 15% of the shares outstanding after the offering, including options granted to Mr. Miller, Ms. Barrs, and Mr. Shelnutt pursuant to our employment agreements with them. We do not intend to issue stock options at less than the fair market value of the common stock on the date of grant.

Stock Warrants

        The organizers have invested significant time and effort to form Independence Bancshares and Independence National Bank, and they have individually guaranteed our line of credit to the bank to cover organizational expenses. In recognition of the financial risk and efforts they have undertaken in organizing the bank, each organizer will also receive, for no additional consideration, a warrant to purchase one share of common stock at a purchase price of $10.00 per share for every one share the organizer purchases in the offering, up to a maximum of 25,000 shares per organizer. The warrants, which will be represented by separate warrant agreements, will vest over a three year period beginning one year from the date of the bank opens for business and will be exercisable in whole or in part during the 10 year period following that date. The warrants will not be transferable and the warrants and the shares issued pursuant to the exercise of such warrants will be subject to transferability restrictions applicable to affiliates of Independence Bancshares. For more information on these restrictions see "Shares Eligible for Future Sale" on page    . If the FDIC issues a capital directive or other order requiring the bank to obtain additional capital, the warrants will be forfeited if not immediately exercised.

        The organizers plan to purchase approximately 749,000 shares of common stock for a total investment of $7,490,000. As a result, the organizers will own approximately 50% of the common stock outstanding upon completion of the minimum offering and 30% if we sell the maximum offering amount. If each organizer exercises his warrant in full and we do not issue any other shares, our organizers' ownership will increase to 61% of the outstanding common stock if we complete only the minimum offering and 40% if we sell the maximum offering amount. Although they have not promised to do so, the organizers may purchase additional shares in the offering, including up to 100% of the offering. All shares purchased by the organizers will be for investment and not intended for resale. Because purchases by the organizers may be substantial, you should not assume that the sale of a specified offering amount indicates the merits of this offering.

Exculpation and Indemnification

        Independence Bancshares' articles of incorporation contain a provision which, subject to limited exceptions, limits the liability of a director for any breach of duty as a director. There is no limitation of liability for:

  •
  a breach of duty involving appropriation of a business opportunity;

  •
  an act or omission which involves intentional misconduct or a knowing violation of law;

  •
  any transaction from which the director derives an improper personal benefit; or

  •
  as to any payments of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act of 1988.

        In addition, if this statute is amended to authorize further elimination or limitation of the liability of director, then the liability of each director shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the law requires such action. The provision does not limit the right of the company or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

        Independence Bancshares' bylaws contain provisions which provide indemnification to directors that are broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the South Carolina Business Corporation Act. To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer, Sections 33-8-510 and 33-8-520 would require Independence Bancshares to indemnify these persons against expenses, including attorney's fees, actually and reasonably incurred in connection with the matter. The South Carolina Business Corporation Act expressly allows Independence Bancshares to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

        Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors intends to extend indemnification rights to all of its executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Independence Bancshares pursuant to the foregoing provisions, or otherwise, Independence Bancshares has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

        We expect to have banking and other transactions in the ordinary course of business with the organizers, directors, and officers and their affiliates, including members of their families or corporations, partnerships, or other organizations in which such organizers, officers, or directors have a controlling interest, on substantially the same terms, including price, or interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. These transactions are also restricted by our regulatory agencies, including the Federal Reserve Board. For a discussion of the Federal Reserve Board regulations, please see "Transactions with Affiliates and Insiders" on page    . These transactions are not expected to involve more than the normal risk of collectibility or present other unfavorable features. Loans to individual directors and officers must also comply with the bank's lending policies, regulatory restrictions, and statutory lending limits, and directors with a personal interest in any loan application will be excluded from the consideration of such loan application. We intend for all of our transactions with organizers or other affiliates to be on terms no less favorable than could be obtained from an unaffiliated third party and to be approved by a majority of our disinterested directors.

        On November 17, 2004, we purchased a one acre lot for approximately $1.2 million located on the corner of South Irvine Street and East Washington Street, in downtown Greenville, South Carolina. Completion of construction of our permanent headquarters at this location is scheduled for 2008. The company acquired the lot by virtue an option, assigned at par, from an investment company which is a business interest of one of the organizers, Vivian Wong.

        One of the organizers currently provides temporary office space, at no cost, during the organization stage of the bank. This space will be available to the company until the leasehold improvements for the leased facility are completed, which is estimated for February 2005.

DESCRIPTION OF CAPITAL STOCK

General

        The authorized capital stock of Independence Bancshares consists of 10,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The following summary describes the material terms of Independence Bancshares' capital stock. Reference is made to the articles of incorporation of Independence Bancshares which is filed as an exhibit to the registration statement of which this prospectus forms a part, for a detailed description of the provisions summarized below.

Common Stock

        Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. We do not plan to declare any dividends in the immediate future. See "Dividend Policy" on page    . Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of the company, holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by the company when issued will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to any classes or series of preferred stock that the company may issue in the future.

Preferred Stock

        Independence Bancshares' articles of incorporation provide that the board of directors is authorized, without further action by the holders of the common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Upon completion of this offering, we will not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing the company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and such issuances could have the effect of decreasing the market price of the common stock. We do not have any current plans to issue any preferred stock, and we will not issue preferred stock to organizers on terms more favorable than those on which we offer preferred stock to third parties.

Anti-takeover Effects

        The provisions of the articles, the bylaws, and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

        Restriction on Acquisition.    Sections 34-25-50 and 34-25-240 of the Code of Laws of South Carolina prohibit a company from "acquiring" Independence Bancshares or Independence National Bank until the bank has been in existence and continuous operation for five years.

        Control Share Act.    Independence Bancshares has specifically elected to opt out of a provision of South Carolina law which may deter or frustrate unsolicited attempts to acquire South Carolina corporations. This statute, commonly referred to as the "Control Share Act," applies to public corporations organized in South Carolina, unless the corporation specifically elects to opt out. The Control Share Act generally provides that shares of a public corporation acquired in excess of specific thresholds will not possess any voting rights unless the voting rights are approved by a majority vote of the corporation's disinterested shareholders.

        Authorized but Unissued Stock.    The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of Independence Bancshares by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the company's management.

        Number of Directors.    The bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members. Initially we will have 16 directors.

        Number, Term, and Removal of Directors.    We currently have 16 directors, but our bylaws authorize this number to be increased or decreased by our board of directors. Our directors are elected to one year terms by a plurality vote of our shareholders. Our bylaws provide that our shareholders may remove a director with or without cause by a majority vote of those entitled to vote in an election of directors. Our bylaws provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term.

        Advance Notice Requirements for Shareholder Proposals and Director Nominations.    The bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to the secretary of the company no earlier than 30 days and no later than 60 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to the secretary of the company no later than 90 days prior to the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

        Nomination Requirements.    Pursuant to the bylaws, we have established nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

Transfer Agent

        We anticipate that the transfer agent and registrar for the common stock will be Registrar & Transfer Company.

Shares Eligible for Future Sale

        Upon completion of this offering, we will have up to 2,500,000 shares of common stock outstanding. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by "affiliates" of Independence Bancshares, which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors will likely be deemed to be affiliates. These securities held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

        In general, under Rule 144, an affiliate of the company or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of the common stock by affiliates of Independence Bancshares pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for Independence Bancshares by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

        Independence Bancshares' financial statements as of October 15, 2004 and for the period from May 17, 2004 (date of inception) through October 15, 2004 have been audited by Elliott Davis, LLC as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form SB-2 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act of 1933 and the rules and regulations thereunder, for the registration of the common stock offered by this prospectus. This prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to Independence Bancshares, Independence National Bank, and the common stock, you should refer to the Registration Statement and the exhibits thereto.

        You can examine and obtain copies of the Registration Statement at the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains all of the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC using the EDGAR filing system, including Independence Bancshares.

        We have filed or will file various applications with the Office of the Comptroller of the Currency and the FDIC. You should only rely on information in this prospectus and in our related Registration Statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the Office of the Comptroller of the Currency, then this other information is superseded by the information in this prospectus. Projections appearing in the applications to our regulatory agencies were based on assumptions that the organizers believed were reasonable at the time, but which may have changed or otherwise be wrong. Independence Bancshares and Independence National Bank specifically disclaim all projections for purposes of this prospectus and caution prospective investors against placing reliance on them for purposes of making an investment decision. Statements contained in this prospectus regarding the contents of any contract or other document referred to are not necessarily complete. If one of these contracts or documents is an exhibit to the Registration Statement, you may obtain and read the document or contract for more information.

        As a result of this offering, Independence Bancshares will become a reporting company subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information. Our fiscal year ends on December 31.

INDEPENDENCE BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
GREENVILLE, SOUTH CAROLINA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors
 Independence Bancshares, Inc.
Greenville, South Carolina

        We have audited the accompanying balance sheet of Independence Bancshares, Inc. (a development stage enterprise) as of October 15, 2004 and the related statements of operations, changes in organizers' deficit and cash flows for the period from May 17, 2004 (date of inception) through October 15, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independence Bancshares, Inc. (a development stage enterprise) as of October 15, 2004 and the results of its operations and its cash flows for the period from May 17, 2004 (date of inception) through October 15, 2004 in conformity with United States generally accepted accounting principles.

                      /s/ Elliott Davis, LLC

Greenville, South Carolina
November 18, 2004

INDEPENDENCE BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEET
OCTOBER 15, 2004

ASSETS
Cash and cash equivalents	$26,866
Computer equipment	5,071
Prepaid assets	2,729

Total assets	$34,666

LIABILITIES AND ORGANIZERS' DEFICIT
LIABILITIES
Organizer contribution deposits	$240,000
Accounts payable	48,675

288,675
COMMITMENTS AND CONTINGENCIES—Notes 2 and 3
ORGANIZERS' DEFICIT
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued
Common stock, par value $.01 per share, 10,000,000 shares authorized, 10 shares issued	—
Additional paid-in capital	100
Deficit accumulated during the development stage	(254,109)

Total liabilities and organizers' deficit	$34,666

The accompanying notes are an integral part of this financial statement.

INDEPENDENCE BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF OPERATIONS
For the period from May 17, 2004 (date of inception)
through October 15, 2004

EXPENSES
Salaries, payroll taxes and benefits	$60,022
Professional fees	105,561
Marketing, dues and subscriptions	41,999
Licenses and permits	25,000
Education	17,397
Telephone and supplies	4,130

Total expenses	254,109
INTEREST INCOME	—

Loss before provision for income taxes	(254,109)
PROVISION FOR INCOME TAXES	—

Net loss	$(254,109)

The accompanying notes are an integral part of this financial statement.

INDEPENDENCE BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CHANGES IN ORGANIZERS' DEFICIT
For the period from May 17, 2004 (date of inception)
through October 15, 2004

				Deficit accumulated during the development stage
	Common Stock
			Additional paid-in capital
	Shares	Amount			Total
Proceeds from the sale of stock	10	$—	$100	$—	$100
Net loss	—	—	—	(254,109)	(254,109)

Balance, October 15, 2004	10	$—	$100	$(254,109)	$(254,009)

The accompanying notes are an integral part of this financial statement.

INDEPENDENCE BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CASH FLOWS
For the period from May 17, 2004 (date of inception)
through October 15, 2004

NET CASH USED FOR PRE-OPERATING ACTIVITIES
Net loss	$(254,109)
Prepaid assets	(2,729)
Accounts payable	48,675

Net cash used for pre-operating activities	(208,163)

INVESTING ACTIVITIES
Purchase of computer equipment	(5,071)

FINANCING ACTIVITIES
Proceeds from organizer contribution deposits	240,000
Proceeds from issuance of stock to organizer	100

Net cash provided by financing activities	240,100

Net increase in cash	26,866
CASH AND CASH EQUIVALENTS, MAY 17, 2004 (date of inception)	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$26,866

The accompanying notes are an integral part of this financial statement.

INDEPENDENCE BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

        Independence Bancshares, Inc.    was formed to organize and own all of the capital stock of Independence National Bank. On October 4, 2004, our organizers filed applications with the Office of the Comptroller of the Currency to charter the bank as a national bank and with the FDIC to receive federal deposit insurance. Whether the charter is issued and deposit insurance is granted will depend upon, among other things, compliance with legal requirements imposed by the Office of the Comptroller of the Currency and the FDIC, including capitalization of the bank with at least a specified minimum amount of capital, which is estimated to be $12,000,000. Following preliminary approval from the Office of the Comptroller of the Currency and the FDIC, we will file an application with the Federal Reserve to become a bank holding company, and this application must be approved before we can acquire the capital stock of the bank. The Company expects to receive all final regulatory approvals by the first quarter of 2005.

        The Company is a development stage enterprise as defined by Statement of Financial Accounting Standard No. 7, "Accounting and Reporting by Development Stage Enterprises", as it devotes substantially all its efforts to establishing a new business. The Company's planned principal operations have not commenced and revenue has not been recognized from the planned principal operations.

        The Company intends to sell a minimum of 1,500,000 shares and a maximum of 2,500,000 shares of its common stock at $10 per share. The offering is estimated to raise a minimum of $14,925,000 and a maximum of $24,925,000 net of estimated offering expenses. The directors and executive officers of the Company plan to purchase 749,000 shares of common stock at $10 per share, for a total of $7,490,000. Upon purchase of these shares, the Company will issue stock warrants to the organizers to purchase one share of common stock for $10 per share for every one share they purchase in the offering, up to a maximum of 25,000 shares per organizer. The remaining shares will be sold through a public offering. The Company will use $12 million of the proceeds to capitalize the proposed bank if we sell the minimum amount and $15 million if we sell the maximum amount in the offering. Our capitalization as of October 15, 2004 reflects the purchase of 10 shares by our chief executive officer for $10.00 per share. We will redeem these shares after the offering.

Basis of presentation

        The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting. During the period of organization from May 17, 2004 (inception) to the incorporation date of October 12, 2004, the Company operated as an association known as PMCS, LLC. All activity and agreements of PMCS, LLC were assigned to Independence Bancshares, Inc. at the time of incorporation. For ease of presentation, all transactions of the organizing association are included in the financial statements of Independence Bancshares, Inc.

Year-end

        The Company has adopted a fiscal year ending on December 31, effective for the period ending December 31, 2004.

Estimates

        The financial statements include estimates and assumptions that effect the Company's financial position and results of operations and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Cash equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limits.

Organization costs

        Organization costs include incorporation, legal and consulting fees incurred in connection with establishing the Company. In accordance with Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," organization costs are expensed when incurred.

Income taxes

        Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial reporting and income tax bases of assets and liabilities. At October 15, 2004, no taxable income has been generated and therefore, no tax provision has been included in these financial statements.

NOTE 2—ORGANIZER CONTRIBUTION DEPOSITS

        Under the Organizer Contribution and Joint Venture Agreement, organizers agreed to contribute $15,000 each to the Venture. These funds will be used to pay organizational expenses. Upon approval by regulatory authorities of the application to organize the bank and completion of the stock offering, the Company or the bank will reimburse the organizers. If the organizing activities are abandoned, the organizers will bear their pro-rata share of the organizing expenses. At October 15, 2004, $240,000 was deposited under the agreement.

NOTE 3—COMMITMENTS AND CONTINGENCIES

        The Company has engaged a law firm to assist in preparing and filing all organizational, incorporation, and bank applications and to assist in preparing stock offering documents and consummating the Company's initial offering. The aggregate cost of the services is expected to approximate $40,000 to $65,000. Through October 15, 2004, $17,000 has been expensed.

        The Company has entered into an agreement to lease a branch facility for four years as an operating lease requiring monthly payments of $4,408 beginning April 1, 2005 through September 30, 2006, $4,518 from October 1, 2006 through September 30, 2007 and $4,631 from October 1, 2007 through September 30, 2008. No rent expense has been recorded through October 15, 2004. The Company has also engaged a construction company to complete improvements at this facility for approximately $100,000.

        The Company, on November 3, 2004, entered into a line of credit agreement with a financial institution for up to $2.2 million at a rate of prime minus 0.25% to pay pre-opening expenses, including equipment, of the Company and the bank prior to the completion of the offering. On November 17,

2004, the Company entered into a loan agreement with this same financial institution for $1.2 million at a rate of prime minus 0.25% and used this loan to finance the purchase of approximately one acre of land in downtown Greenville, South Carolina which will be the site for a new main office estimated to be built in 2008. Both credit facilities are guaranteed by our organizers and mature 12 months from the closing date and require interest only payments for eleven months with at balloon payment of the remaining principal and accrued interest at maturity. The Company will pay off the line of credit and the land loan with the proceeds from the initial stock offering.

        The Company has engaged a bank consultant to assist in establishing the bank and bank holding company. The aggregate cost of the services is expected to approximate $97,500. Through October 15, 2004, $88,000 has been expensed.

        The Board of Directors has approved employment agreements with its president and chief executive officer, its chief credit officer, and its chief financial officer. The agreements include provisions regarding term, compensation, benefits, annual bonus, incentive program, stock option plan and non-compete upon early termination.

NOTE 4—RELATED PARTY TRANSACTIONS AND SUBSEQUENT EVENTS

        One of the organizers currently provides temporary office space, at no cost, during the organization stage of the bank. This space will be available to the Company until the leasehold improvements for the leased facility are completed, which is estimated for February 2005.

        On November 17, 2004, we purchased a one acre lot for approximately $1.2 million located on the corner of South Irvine Street and East Washington Street, in downtown Greenville, South Carolina. Completion of construction of our permanent headquarters at this location is scheduled for 2008. The Company acquired the lot by virtue of an option, assigned at par, which is equal to appraisal-based fair market value, from an investment company which is a business interest of one of the organizers.

INDEPENDENCE BANCSHARES, INC.
STOCK ORDER FORM/SUBSCRIPTION AGREEMENT

TO:	Independence Bancshares, Inc. 420 North Pleasantburg Drive Greenville, South Carolina 29607

Ladies and Gentlemen:

        You have informed me that Independence Bancshares, Inc., a South Carolina corporation (the "Company"), is offering up to 2,500,000 shares of its common stock, at a price of $10.00 per share payable as provided herein and as described in and offered pursuant to the prospectus furnished with this Subscription Agreement to the undersigned.

        1.    Subscription.    Subject to the terms and conditions included, the undersigned tenders this subscription, together with payment in United States currency by check, bank draft, or money order payable to "The Bankers Bank, Escrow Agent for Independence Bancshares, Inc." the amount indicated below, representing the payment of $10.00 per share for the number of shares of common stock indicated below. The total subscription price must be paid at the time the Subscription Agreement is executed.

        2.    Acceptance of Subscription.    It is understood and agreed that the Company shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. The Company may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance.

        3.    Acknowledgments.    The undersigned acknowledges that he or she has received a copy of the prospectus. This Subscription Agreement creates a legally binding obligation and the undersigned agrees to be bound by the terms of this Agreement.

        4.    Revocation.    The undersigned agrees that once this Subscription Agreement is tendered to the Company, it may not be withdrawn and that this Agreement shall survive the death or disability of the undersigned.

By executing this agreement, the subscriber is not waiving any rights he or she may have under federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

The shares of common stock offered here are not savings accounts or savings deposits accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        Please indicate in the space provided below the exact name or names and address in which the stock certificate representing shares subscribed for hereunder should be registered.

Number of Shares Subscribed for (at least 100 shares and no more than 50,000 shares)	Name or Names of Subscribers (Please Print)
$ Total Subscription Price at $10.00 per share (funds must be enclosed)	Please indicate form of ownership desired (individual, joint tenants with right of survivorship, tenants in common, trust corporation, partnership, custodian, etc.)
Date:	(L.S.)
Signature of Subscriber(s)
(L.S.)
Social Security Number or Federal Taxpayer Identification Number	Signature of Subscriber(s)

Street (Residence) Address:

Home Phone Number

City, State and Zip Code	Business Phone Number
Email Address	Cellular Phone Number

        When signing as attorney, trustee, administrator, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In the case of joint tenants or tenants in common, each owner must sign.

TO BE COMPLETED BY INDEPENDENCE BANCSHARES, INC.:

        Accepted as of                        ,            , as to            shares.

INDEPENDENCE BANCSHARES, INC.
By: Title:

FEDERAL INCOME TAX BACKUP WITHHOLDING

        In order to prevent the application of federal income tax backup withholding, each subscriber must provide the escrow agent with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below.

        Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50 penalty imposed by the IRS.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements.

        If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

        Under penalties of perjury, I certify that: (i) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me), and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

        You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are not longer subject to backup withholding, do not cross out item (ii).

        Each subscriber should complete this section.

Signature of Subscriber	Signature of Subscriber
Printed Name	Printed Name
Social Security or Employer Identification No.	Social Security or Employer Identification No.

        You should rely only on the information contained in this document. We have not authorized anyone to give any information that is different. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the cover, but the information may change in the future.

        Until                        , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriter, and with respect to their unsold allotments or subscriptions.

2,500,000 Shares
Common Stock

INDEPENDENCE
BANCSHARES, INC.

A Proposed Bank Holding Company for
Independence National Bank

(In Organization)

PROSPECTUS

                    , 2005

PART II

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Item 24.    Indemnification of Directors and Officers

        Independence Bancshares' articles of incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director to Independence Bancshares, Inc. or its shareholders for any breach of duty as a director. There is no limitation of liability for: a breach of duty involving appropriation of a business opportunity of Independence Bancshares, Inc.; an act or omission which involves intentional misconduct or a knowing violation of law; any transaction from which the director derives an improper personal benefit; or as to any payments of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (the "Corporation Act"). In addition, if at any time the Corporation Act shall have been amended to authorize further elimination or limitation of the liability of director, then the liability of each director of Independence Bancshares shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Corporation Act require such action. The provision does not limit the right of Independence Bancshares or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

        Independence Bancshares' bylaws contain provisions which provide indemnification to directors that is broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the Corporation Act. To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer, Sections 33-8-510 and 33-8-520 of the Corporation Act would require Independence Bancshares to indemnify those persons against expenses (including attorney's fees) actually and reasonably incurred in connection with that action or proceeding. The Corporation Act expressly allows Independence Bancshares to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

        Insofar as indemnification for liabilities arising under the Corporation Act may be permitted to directors, officers, and controlling persons in the articles of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the SEC for matters under the securities laws, such indemnification is against public policy as expressed in the Corporation Act and is, therefore, unenforceable.

        The board of directors also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of its executive officers.

        We have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent against any liability asserted against him or incurred by him in any such capacity, whether or not we would have the power to indemnify him against such liability under the bylaws.

Item 25. Other Expenses of Issuance and Distribution.

        Estimated expenses of the sale of the shares of common stock are as follows:

Registration Fee	$3,688
Printing, Engraving and Filing	$12,000
Legal Fees and Expenses	$40,000
Accounting Fees	$3,000
Blue Sky Fees and Expenses	$5,000
Miscellaneous Disbursements	$11,500

TOTAL	$75,188

Item 26. Recent Sales of Unregistered Securities.

        From inception, Independence Bancshares has issued a total of 10 shares of its common stock to one of its organizers and officers. The price per share was $10.00 for a total purchase price of $100.00. There were no sales agency commissions paid with respect to these transactions. These shares will be redeemed at $10.00 per share after the offering. All sales were exempt under Section 4(2) of the Securities Act of 1933.

Item 27. Exhibits.

3.1	Articles of Incorporation
3.2	Bylaws
4.1	See Exhibits 3.1 and 3.2 for provisions in Independence Bancshares, Inc.'s Articles of Incorporation and Bylaws defining the rights of holders of the common stock
4.2	Form of certificate of common stock
5.1	Opinion Regarding Legality
10.1	Employment Agreement between Independence Bancshares, Inc. and Lawrence R. Miller dated July 1, 2004
10.2	Employment Agreement between Independence Bancshares, Inc. and David L. Shelnutt dated November 1, 2004
10.3	Employment Agreement between Independence Bancshares, Inc. and Kimberly D. Barrs dated October 4, 2004
10.4	Form of Stock Warrant Agreement
10.5	Form of Escrow Agreement between The Bankers Bank and Independence Bancshares, Inc.
23.1	Consent of Independent Public Accountants
23.2	Consent of Nelson Mullins Riley & Scarborough, L.L.P. (appears in its opinion filed as Exhibit 5.1)
24.1	Power of Attorney (filed as part of the signature page to the Registration Statement)

Item 28. Undertakings.

        The undersigned Company will:

        (a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

    (i)
    Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)
    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

    (iii)
    Include any additional or changed material information on the plan of distribution.

        (2)   For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

        (3)   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Independence Bancshares, Inc. pursuant to the provisions described in Item 24 above, or otherwise, Independence Bancshares, Inc. has been advised that in the opinion of the SEC for matters under the securities laws, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

            If a claim for indemnification against such liabilities (other than the payment by Independence Bancshares, Inc. of expenses incurred or paid by a director, officer or controlling person of Independence Bancshares, Inc. in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Independence Bancshares, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on December 20, 2004.

INDEPENDENCE BANCSHARES, INC.
By:	/s/ LAWRENCE R. MILLER Lawrence R. Miller Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lawrence R. Miller as the true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for them and in their names, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT M. AUSTELL Robert M. Austell	Director	December 16, 2004
/s/ KIMBERLY D. BARRS Kimberly D. Barrs	Chief Financial Officer	December 15, 2004
/s/ JOHN W. BURNETT John W. Burnett	Director	December 15, 2004
/s/ ROBERT M. CARPENTER Robert M. Carpenter	Director	December 15, 2004
/s/ BILLY J. COLEMAN Billy J. Coleman	Director	December 16, 2004
/s/ JOSE DE OCAMPO Jose De Ocampo	Director	December 20, 2004

/s/ ROBERT E. HAMBY, JR. Robert E. Hamby, Jr.	Director	December 15, 2004
/s/ H. NEEL HIPP, JR. H. Neel Hipp, Jr.	Director	December 15, 2004
/s/ JAMES D. KING James D. King	Director	December 15, 2004
/s/ WILLIAM R. MATHIS William R. Mathis	Director	December 15, 2004
/s/ LAWRENCE R. MILLER Lawrence R. Miller	Chief Executive Officer, Director	December 15, 2004
/s/ SUDHIRKUMAR C. PATEL Sudhirkumar C. Patel	Director	December 15, 2004
Hasmukh P. Rama	Director
/s/ W. RAY SAMUELS W. Ray Samuels	Director	December 14, 2004
/s/ DAVID L. SHELNUTT David L. Shelnutt	Chief Credit Officer	December 15, 2004
/s/ CHARLES D. WALTERS Charles D. Walters	Director	December 15, 2004
/s/ ROGER W. WALTERS Roger W. Walters	Director	December 14, 2004
/s/ VIVIAN A. WONG Vivian A. Wong	Director	December 15, 2004

EXHIBIT INDEX

Exhibit	Description
3.1	Articles of Incorporation
3.2	Bylaws
4.1	See Exhibits 3.1 and 3.2 for provisions in Independence Bancshares, Inc.'s Articles of Incorporation and Bylaws defining the rights of holders of the common stock
4.2	Form of certificate of common stock
5.1	Opinion Regarding Legality
10.1	Employment Agreement between Independence Bancshares, Inc. and Larry Miller dated July 1, 2004
10.2	Employment Agreement between Independence Bancshares, Inc. and David L. Shelnutt dated November 1, 2004
10.3	Employment Agreement between Independence Bancshares, Inc. and Kimberly D. Barrs dated October 4, 2004
10.4	Form of Stock Warrant Agreement
10.5	Form of Escrow Agreement between The Bankers Bank and Independence Bancshares, Inc.
23.1	Consent of Independent Public Accountants
23.2	Consent of Nelson Mullins Riley & Scarborough, L.L.P. (appears in its opinion filed as Exhibit 5.1)
24.1	Power of Attorney (filed as part of the signature page to the Registration Statement)

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SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE OFFERING
USE OF PROCEEDS
CAPITALIZATION
DIVIDEND POLICY
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
PROPOSED BUSINESS
SUPERVISION AND REGULATION
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEPENDENCE BANCSHARES, INC. (A DEVELOPMENT STAGE ENTERPRISE) GREENVILLE, SOUTH CAROLINA
Table of Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
INDEPENDENCE BANCSHARES, INC. (A DEVELOPMENT STAGE ENTERPRISE) BALANCE SHEET OCTOBER 15, 2004
INDEPENDENCE BANCSHARES, INC. (A DEVELOPMENT STAGE ENTERPRISE) STATEMENT OF OPERATIONS For the period from May 17, 2004 (date of inception) through October 15, 2004
INDEPENDENCE BANCSHARES, INC. (A DEVELOPMENT STAGE ENTERPRISE) STATEMENT OF CHANGES IN ORGANIZERS' DEFICIT For the period from May 17, 2004 (date of inception) through October 15, 2004
INDEPENDENCE BANCSHARES, INC. (A DEVELOPMENT STAGE ENTERPRISE) STATEMENT OF CASH FLOWS For the period from May 17, 2004 (date of inception) through October 15, 2004
INDEPENDENCE BANCSHARES, INC. (A DEVELOPMENT STAGE ENTERPRISE) NOTES TO FINANCIAL STATEMENTS
INDEPENDENCE BANCSHARES, INC. STOCK ORDER FORM/SUBSCRIPTION AGREEMENT
FEDERAL INCOME TAX BACKUP WITHHOLDING
SUBSTITUTE FORM W-9
TABLE OF CONTENTS
PART II INDEMNIFICATION OF DIRECTORS AND OFFICERS
SIGNATURES
EXHIBIT INDEX